Exhibit 99.5

Corporate governance

Corporate governance

1 OVERVIEW

Transcom WorldWide S.A. (“Transcom”) is a Luxembourg public limited liability company (a société anonyme), and its SDRs are listed on the NASDAQ OMX Stockholm Exchange.

Transcom recognizes the importance of, and is committed to the highest standards of corporate governance. Among other things, this means that Transcom:

•	Maintains an efficient organizational structure with clearly defined areas of responsibility,

•	Ensures that its financial reporting is transparent and

•	Continuously strives to be a good corporate citizen.

Transcom’s corporate governance structure is illustrated below:

Corporate governance within Transcom is based on the Luxembourg law and the listing requirements of the NASDAQ OMX Stockholm. Transcom follows the ‘’Ten Principles of Corporate Governance’’ of the Luxembourg Stock Exchange, as published in May 2013. Refer to page 31-32 for related explanations.

Internal regulations that affect corporate governance include Articles of Association, the Corporate Governance Charter, the Board’s instructions to the CEO, CFO and Regional General Managers (RGMs), Code of Business Conduct, Insider Trading policy and other policies/steering documents issued within the Group. The Corporate Governance Charter is available on the company’s website.

2 SHAREHOLDERS’ MEETING

The Shareholders’ meeting is the apex governing body for Transcom. Amongst other key powers provided for by the applicable Luxembourg laws, the general meeting of shareholders is also the only one authorized to amend the articles of association of the Company. The quorum and majority requirements vary depending on the nature of the resolution in question, as per applicable Luxembourg law and the articles of association of the Company.

The Annual General Meeting (“AGM”) is convened in Luxembourg each year on the last Wednesday of the month of May at 10 am at the registered office of the Company or at such other place as may be specified in the notice convening the Meeting.

TRANSCOM GOVERNANCE MODEL

Shareholders
Independent Opinion
Vote at General meetings
Nomination Committee
Proposal for Board
General Meeting
Elects
External Audit
Results of self evaluation
Elects Board
Provides updates & findings
Remuneration Committee
Charters & instructions
Board of Directors
Charters & instructions
Audit Committee
Reporting, Updates
Appointment, Instructions, Strategy
Reporting, Updates
Reporting, Updates
Internal Audit plan, Charter & Instructions
Reporting, Updates
President & CEO
Reporting, Updates
Internal Audit
Internal steering documents
Reporting, Updates
Internal steering documents
Group Operations & HR Director
Group CIO
Group CFO
Reporting, Updates
Reporting, Updates
Reporting, Updates
Regional General Managers
Respective business functions

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Corporate governance

The Annual general meeting has the rights conferred by Luxembourg laws and the operating processes of the AGM are in line with the applicable Luxembourg laws.

In 2013, one shareholders’ meeting was held: the statutory AGM on May 29, 2013. At the meeting, shareholders representing 59.78 percent (rounded) of the total number of class A shares, were present either personally or by proxy. (For further details on voting rights, refer to page 38 and Note 15 to accounts. Information related to number of shares issued, the number of shares with voting rights and the number of treasury shares is available on Page 38).

Shareholders exercised their rights to decide on the key affairs and the following resolutions were adopted by the AGM:

•	Approval of the annual accounts and the consolidated accounts for the financial year ended 31 December 2012.

•	Allocation of the results as of 31 December 2012.

•	Discharge of the liability of the members of the board of directors for, and in connection with, the financial year ended 31 December 2012.

•	Re-election of all existing Directors for the period until the close of the next AGM.

•	Election of Statutory auditors.

•	Determination of Directors’ fees.
•	Approval of the procedures for the Nomination committee.

•	Approval for guidelines on remuneration of Senior Executives.

•	Approval of a long term incentive plan for executive management for 2013 (the “LTIP 2013”).

The minutes of the AGM are available on Transcom’s website. The next AGM will be held on May 28th, 2014.

3 MAJOR HOLDINGS

Transcom’s share ownership is disclosed on page 38 under “The Transcom share and shareholders” section. All other significant relationships between Transcom and its major shareholders, in so far as it is aware of them, are described in note 27 “Related Party Transactions”.

4 NOMINATION COMMITTEE

The Nomination Committee is formed each year in October in consultation with the largest shareholders of Transcom.

A Nomination Committee of major shareholders in Transcom has been formed in accordance with the resolution of the 2013 Annual General Meeting. The Nomination Committee is comprised of Mia Brunell Livfors on behalf of Investment AB Kinnevik, Stefan Charette on behalf of Creades AB, and Arne Lööw on behalf of the Fourth Swedish National Pension Fund (Fjärde AP-fonden). Mia Brunell Livfors has been elected Chairman of the Nomination Committee.

The Nomination Committee invites proposals from shareholders wishing to propose candidates for election to the Board of Directors. The Nomination Committee will submit a proposal for the composition of the Board of Directors; remuneration for the Board of Directors and the auditor; and a proposal on the Chairman of the 2014 Annual General Meeting, which will be presented to the 2014 Annual General Meeting for approval. The Nomination Committee met three times during 2013.

No of meetings attended
Mia Brunell Livfors (Chair)	3/3
Stefan Charette	3/3
Arne Lööw	1/3

5 BOARD OF DIRECTORS

As per the applicable Luxembourg laws, the board of directors is elected by shareholders’ meetings, and can be removed at any time, with or without cause, by a resolution in shareholders’ meetings.

	INDEPENDENCE STATUS		REMUNERATION	ATTENDANCE
	Vis-à-vis major shareholders	Vis-à-vis the company and its management	Incl. any remuneration for Committees	Board		Audit Committee		Remuneration Committee
Laurie Bowen	Independent	Independent	46,000	7		6
Henning Boysen	Independent	Independent	94,500	8	(C)	6		3	(C)
Stefan Charette	Not independent	Independent	46,000	8		6
Alexander Izosimov	Independent	Independent	42,500	7				3
Dermot Jenkinson	Independent	Independent	42,500	6				3
Mikael Larsson1	Not independent	Independent	57,500	8		6	(C)	2
Roel Louwhoff	Independent	Independent	40,000	5

Number of meetings (Total)				8		6		3
– Physical meetings				5		4		3
– Conference calls				3		2		—

1)	Mikael Larsson joined the Remuneration Committee after AGM held in May 2013 and attended both meetings held thereafter
(C)	Chairman of Board/Committees

The President and CEO and CFO were present at all Board meetings.

28	Transcom Annual Report and Accounts 2013

Corporate governance

The Board of Directors is ultimately responsible for the organization of Transcom and the management of its operations. The President and CEO, appointed by the Board of Directors, is responsible for handling the day-to-day management of the Company in accordance with instructions from the Board. The President and CEO is supported by the Executive Management Committee (the “Executive Committee”) which includes Head of Group functions and Regional General Managers (RGM’s).

The Board of Directors, in addition to the instructions to The President and CEO, has also issued formal instructions to the Chief Financial Officer and Regional General Managers following the “Grandfather Principle”.

5.1 Composition of the Board of Directors of the Company (“The Board of Directors”)

The Board of Directors is comprised of seven directors whereof:

•	Five Directors are independent vis-à-vis major shareholders and

•	All Directors are independent vis-à-vis the management.

Summary curriculum vitae for each Director and the list of paid positions held by them in other companies is disclosed on pages 36–37.

The table on page 28 gives an overview of the meetings held by the Board of Directors and its committees in 2013, as well as information about the attendance and remuneration of Directors in 2013.

The principal criteria used by the Company in order to determine the independence of the members of its Board of Directors are those listed in Annex ii of the European Commission recommendations of February 15, 2005 on the role of Non-Executive Directors (and members of the Supervisory Board) of listed companies and on the committees of the Board (or Supervisory Board).

5.2 The responsibility of the Board of Directors and work in 2013

The Board of Directors is in charge of the overall governance and strategic direction of the Company. The Board of Directors provides effective support for, and control of, the activities of the Executive Committee. It is responsible for the performance of all acts of administration necessary or useful for accomplishing the Company’s purposes, except for matters reserved by Luxembourg law to the general meeting of shareholders.

In order to carry out its work more effectively, the Board of Directors has created a Remuneration Committee and an Audit Committee. These committees handle business within their respective areas and present recommendations and reports on which the Board of Directors may base its decisions and actions. The internal regulations of the Audit Committee and the Remuneration Committee along with the internal regulations of the Nomination Committee have been formally defined in the corporate governance charter.

In 2013, the Board addressed and discussed the following (apart from regular matters in the annual Board work cycle):

•	Continuous work relating to strategic plans and direction

•	Settlement agreement concerning former French subsidiary

•	Review and approval of new sites and other investment proposals

•	Corporate social responsibility related matters

•	Divestment of German CMS operations

•	Tax matters

•	Financing matters

•	Organizational design and alignment

•	Executive Committee’s updated risk assessment.

EVALUATION OF THE BOARD AND ITS COMMITTEES

The Board of Directors carries out an annual assessment wherein the Board of Directors evaluates its own performance and the performance of its committees. As part of the evaluation process, the Chairman carried out one-on-one feedback sessions with each individual board member, which also included feedback on performance in committees. This annual assessment process also entails a review of competencies, board process and internal communication within the board. A summary of the evaluation is also presented to the Nomination Committee. This process is conducted in accordance with the corporate governance charter of the Company. Consequently, the remuneration committee was strengthened further in 2013.

5.3 REMUNERATION COMMITTEE

At the statutory Board of Directors meeting following the 2013 Annual General Meeting, the Board of Directors decided that the Remuneration Committee be comprised of Henning Boysen, Mikael Larsson, Alexander Izosimov, and Dermot Jenkinson. Henning Boysen was elected as its Chairman.

The responsibilities of the Remuneration Committee include issues regarding salaries, pension plans, bonus programs and other employment terms for the President & CEO and senior management.

The Remuneration Committee held three meetings during 2013; all the members attended the meetings.

5.4 AUDIT COMMITTEE

At the statutory Board of Directors meeting following the 2013 Annual General Meeting, the Board of Directors decided that the Audit Committee be comprised of Mikael Larsson, Stefan Charette and Laurie Bowen. Mikael Larsson was elected as its Chairman.

On behalf of the Board, the Audit Committee discharges its responsibilities in the following areas:

a.	The scope and correctness of financial statements

b.	Compliance with legal and regulatory requirements

c.	Internal control environment

d.	Risk management

e.	Code of Business conduct

The Audit Committee focuses on ensuring quality and accuracy in the Company’s financial reporting, the internal controls within the Company, the qualification and independence of the auditors and the Company’s adherence to prevailing rules and regulations. Where applicable, it reviews transactions between the Company and related parties.

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Corporate governance

For details of audit committee meetings and attendance, refer to the table on page 28. The CEO, CFO, Statutory audit engagement partner, Head of Internal Audit, Group Financial Controller, Head of Group Tax, etc. were called to the meeting as required. The Audit Committee met once in 2013 with the Statutory auditors, without the presence of the management.

6 EXECUTIVE COMMITTEE

The Board of Directors has appointed an executive management team (the “Management Team” or Executive Committee). A full list of its members is provided on pages 34-35.

6.1 Responsibility and reporting – corporate social responsibility (CSR)

Jörgen Skoog, Global Operations & HR Director, is responsible for the implementation of Transcom’s CSR strategy. Regional General Managers inform Jörgen on a regular basis about CSR activities and results in their respective business units. Jörgen regularly reports on CSR to Transcom’s Executive Committee, and President & CEO Johan Eriksson informs the Board of Directors on progress and challenges specifically related to CSR.

7 REMUNERATION

The guidelines for remuneration for members of the Executive Committee are approved by the Annual General Meeting of Shareholders. Refer to the AGM minutes on Transcom’s website for details. Further details on the remuneration policy for Board members and members of Executive Committee can be found in the Corporate Governance Charter on the website. The total amount of remuneration and other benefits granted directly or indirectly by the Company to the members of its Board of Directors is provided in note 3. The total amount of remuneration and other benefits granted directly or indirectly by the Company to the members of its Management Team is provided in note 3.

Transcom did not grant any loan to any member of its Board of Directors or to any member of the Management Team.

8 MARKET ABUSE RELATED CONSIDERATIONS

Transcom has adopted and applies an insider trading policy.

9 INTERNAL CONTROL

The Board of Directors has overall responsibility for Transcom’s risk and internal control systems and for monitoring their effectiveness. The Board of Directors monitors the ongoing process by which critical risks to the business are identified, evaluated and managed. The Board of Directors also regularly reviews the actual performance of the business compared with budgets and forecasts, as well as other key performance indicators.

Transcom’s internal control systems are designed to manage, rather than eliminate, risks that might impact on the achievement of its objectives, and can only provide reasonable, and not absolute assurance against material misstatement or loss. In assessing what constitutes reasonable assurance, the Board of Directors considers the materiality of financial and non-financial risks and the relationship between the costs of, and benefit from, internal control systems.

Each year the Audit Committee assesses the effectiveness of Transcom’s risk management and internal controls system (including financial, operational and compliance controls) on the basis of:

•	Established procedures, including those already described, which are in place to manage perceived risks;

•	Management reviews and responds to internal audit and Statutory auditors’ reports, and advises the Audit Committee on controls;

•	The continuous Group-wide process for formally identifying, evaluating and managing the significant risks to the achievement of the Group’s objectives; and

•	Reports to the Audit Committee on the results of internal audit reviews.

Executive Committee and senior management are responsible for the implementation and maintenance of the risk and internal control systems, which are reviewed periodically. Transcom has a matrix organization, which means that those on the Executive Committee are responsible for ensuring that the work within their regions is carried out efficiently.

Lines of responsibility and delegated authorities are clearly defined. The Group’s policies and procedures are regularly updated and distributed throughout the Group. The principal features of the Group’s systems of internal control are designed to:

•	Maintain proper accounting records;

•	Provide reliable financial information;

•	Identify and manage business risks;

•	Maintain compliance with appropriate legislation and regulation; and

•	Identify and adopt best practice; and

•	Safeguard assets.

Internal audit (referred to as Group Internal Control in the Company) reviews the effectiveness of risk and internal control systems throughout the Group. The principal features of the control framework and the methods by which the Board of Directors satisfies itself that it is operating effectively are detailed below.

CONTROL ENVIRONMENT

Transcom has an established governance framework, the key features of which include:

•	Terms of reference for the Board of Directors and each of its committees;

•	A clear organizational structure, with documented delegation of authority to Executives from the Board.

•	A Group policy framework, which sets out risk management and control standards for the Group’s operations worldwide; and

•	The Group’s basic guidelines for management of its activities and decision-making processes are governed by the Group’s code of conduct.

•	Defined procedures for the approval of major transactions and capital allocations.

Financial reporting: Transcom has established an accounting policy which is updated as required. It contains detailed guidelines of the financial reporting principles adopted by the Company. The Group Financial Controller manages the reporting process to ensure the completeness and correctness of financial reporting and its compliance with IFRS requirements.

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Corporate governance

Anticorruption management: Transcom’s Code of Business Conduct, available in 17 languages, covers the four areas of The UN Global Compact, environmental care, human rights, labour rights and anticorruption practices, all of which Transcom respects and supports fully. All employees are required to sign the Code when starting their employment with Transcom and are given suitable training on the key values of the Code. Further, we have implemented a Supplier Code of Business Conduct to promote ethical business practices in our supply chain.

Whistleblower process: The Board of Directors has established a whistleblowing process which enables personnel to report violations in accounting, reporting, internal controls, non-compliance with Code of Business Conduct, Group policies, applicable laws, etc. Personnel are requested to report the matters to local Human Resources manager or to Transcom’s internal whistleblower function at whistleblower.reporting@transcom.com. The whistle-blower reporting mechanism also facilitates anonymous reporting. All allegations are taken seriously and an enquiry is conducted to not only investigate the alleged violations, but also to identify root causes to facilitate further strengthening of internal controls.

CORPORATE PLAN

The Management Team submits an annual corporate plan to the Board of Directors for approval. The plan includes a quantified assessment of its planned operating and financial performance for the next financial year for each business unit, together with a strategic plan for the group for the following two years.

Group management reviews the plans with each operational team. The individual plans are based on key economic and financial assumptions and incorporate an assessment of the risk and sensitivities underlying the projections.

PERFORMANCE MONITORING AND REVIEW

Monthly performance and financial reports are produced for each business unit, with comparisons to budget. Reports are consolidated for overall review by the Management Team together with forecasts for the income statement and cash flow. Detailed reports are presented to the Board of Directors on a regular basis.

RISK IDENTIFICATION, ASSESSMENT AND MANAGEMENT

The Group’s risk management and control framework is designed to support the identification, assessment, monitoring, management and control of risks that are significant to the achievement of the Group’s business objectives.

Transcom’s risk management framework is based on the following key principles:

a.	Comprehensive scope: Risks are assessed for a number of defined categories. The Executive committee is responsible for reviewing and monitoring the financial, strategic, human resources, operational, commercial, technological, compliance and other applicable risks. It monitors the completeness of the Group’s risk profile on a regular basis through a Group risk monitoring framework. This helps the Company to proactively identify the most important risks. The risk assessment process also entails identification of risk owners in the Company.

b.	Regular reporting: Risks are evaluated in terms of their potential impact and likelihood. The results of the risk assessment along with mitigation plans for key risks are presented to the Audit Committee on a periodic basis for review.

c.	Follow up: Risk mitigation plans are followed up on a periodic basis and the status of mitigation plans/activities are periodically reported to the Audit Committee.

The Group Internal Control function is responsible for coordinating and monitoring the risk management processes in the Group and consolidating the periodic risk reporting for the Board of Directors and the Audit Committee.

Transcom continuously works to improve the policies which govern the management and control of both financial and non-financial risks. The adoption of these policies throughout the Group enables a broadly consistent approach to the management of risk at business unit level.

The table on pages 32–33 sets out a summary of key risks Transcom faces while operating in a highly fragmented and competitive global industry.

MONITORING

The Board of Directors reviews the effectiveness of established internal controls through the Audit Committee, which receives reports from the Management Team and the Group’s internal control function as described above.

Transcom’s Internal Control function is responsible for following up on critical risks and action plans and reporting the status of action plans to the Audit Committee on a periodic basis.

10 EXPLANATION FROM THE COMPANY OF ITS DECISION RELATING TO CORPORATE GOVERNANCE AND KEY DEVIATIONS FROM THE SWEDISH CORPORATE GOVERNANCE CODE

Corporate governance within the Company is based on Luxembourg law and the Company follows the “Ten Principles of Corporate Governance” issued by the Luxembourg Stock Exchange, except as described below.

Instead of recommendation 4.2 and the associated recommendations related to structure of nomination committee of the Ten Principles of Corporate Governance, the Nomination Committee of the Company is made up of representatives of major shareholders and two out of three representatives are not members of the Board of the Company. The nomination committee is elected during the third quarter of the year.

Instead of recommendation 9.3, the current Audit Committee is composed of three directors, two of whom are not independent vis-à-vis the shareholders and one director is independent vis-à-vis both the management and the shareholders of the Company. However, all Audit committee meetings

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Corporate governance

held in 2013 were also attended by the Chairman of the Board, who is independent vis-à-vis both the management and the shareholders, ensuring adequate independence in the functioning of the Audit Committee, thereby aligning with the intent of the recommendation cited above.

The governance framework adopted by the Company is in principle compliant with the regulations contained in the Swedish Corporate Governance Code, subject to key deviations mentioned below.

Instead of rule 1.5 and 1.7 of the Swedish Corporate Governance Code, the shareholders’ meetings are conducted in English; the related material presented at such meetings and the minutes is also in English. English is the official language of the Company and the only language comprehensible to all key stakeholders given that the Company’s place of registration and stock market listing are in different countries. Instead of rule 6.1 of the Swedish Corporate Governance Code, the chairman of the board is elected by the Board of Directors at the statutory board meeting following the Annual General Meeting. This is in line with the Luxembourg law, the Company’s articles of association and the recommendation 2.4 of the Ten Principles of Corporate Governance.

Risk	How it may impact Transcom	Transcom’s management of risks
Business risks

Economic risks	Ongoing volatility in the global economy may have an adverse effect on our clients’ businesses which could have a material adverse effect on our revenue, profitability & strategy.	We continuously observe the economic development to align our strategy and goals in view of the ever-evolving economic condition.

Client & industry concentration	A significant portion of the Company’s revenues is generated from a limited number of key clients in few industry sectors. Any significant loss of work from one or more of these clients, or a prolonged downturn in one or more of these industry verticals, could adversely affect our business.	We systematically monitor this risk with multiple variables at site level. Our strategy aims to increasingly diversify the risks by operating in different geographies, clients and industry verticals.

Capacity utilization & productivity/efficiency risks	Our financial results depend on our capacity utilization and our ability to manage our workforce efficiently in view of client demands. Any sustained failure in ensuring optimal capacity utilization and/ or optimal productivity/efficiency may have a material adverse effect on the Company’s overall profitability.

We have established a governance structure for review of investments in capacity.

Our core processes are designed to optimize these critical KPIs.

We systematically and continuously monitor capacity utilization and efficiency for each client, site, and program and continuously identify remediation plans and focus areas for improvement.

People related risks	If Transcom is unable to attract and retain skilled staff, this may adversely impact the Company’s business. The customer care outsourcing industry is prone to high staff attrition.

Transcom has deployed robust talent management and career development programs which help us in talent retention, more details are available in pages 23–24.

Furthermore, the Company carries out periodic employee satisfaction surveys and other bench- marking exercises to identify improvement areas and further strengthen our position as employer of choice in our industry.

Disasters, disruption & hazard risks	Continuity of our operations may be affected by natural events, wars, terrorist attacks, other civil disturbances, epidemics, technical failures etc. Any sustained disruption of our services may lead to significant deterioration in our profitability from the affected site/country/region.

We carry out detailed business impact analysis and have developed business continuity plans, which are periodically tested through drills and updates.

For technological risks, we have developed back up & disaster recovery plans and strategies.

Also, we have secured insurance against business interruptions and loss of profit for a limited period.

Exchange rate fluctuation risks

We are exposed to exchange rate fluctuations:

Transaction exposure: In some contracts (mostly offshore delivery) we have costs and revenues in different currencies.

Translation exposure: A movement in the value of a currency relative to the Euro (which is Trans-com’s reporting currency) could impact the results.

Transcom continuously monitors foreign exchange fluctuations. As a principle, we aim to avoid foreign exchange fluctuation risks by trying to negotiate contracts with costs and revenues in the same currency. Furthermore, the Audit Committee has approved a formal hedging policy which governs the terms, conditions and procedure for any hedging transaction executed by the Company.

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Corporate governance

Risk	How it may impact Transcom	Transcom’s management of risks

Impairment risk	A substantial part of our assets consists of goodwill and any significant impairment would affect our results and shareholders’ equity.	We annually evaluate the Goodwill on our balance sheet to identify any necessary impairment requirements, in view of the best available information;

Significant increase in input costs	If we are unable to pass on any significant increase in our key input costs – Human resources, technology, telecommunication, etc. to clients, our operating results could be adversely affected.

Transcom tries to apply bespoke pricing and/or commercial models with clients, where possible,

We continuously monitor events and legislations which can lead to significant increases in our input costs. Also, we are continuously evaluating new locations for our delivery centers in countries with stable and competitive wages and other input costs.

Tax audits & litigation risks	The Group is subject to tax audits in the normal course of business. A negative outcome in respect of such audits or litigation may have a materially adverse effect on the Group’s business, financial condition and results of operations, beyond what has already been provided for.

We observe all applicable laws, rules, regulation and disclosure requirements.

We seek to plan and manage our tax affairs efficiently in all the jurisdictions in which we operate and to ensure that decisions taken are supported with documentation that supports the facts, conclusions and risks involved.

We engage external tax experts for advice in complex matters to ensure that our interpretation and application of tax laws of the concerned jurisdiction is consistent and prudent. We follow tax litigations closely and create provisions in relation to tax risks for which management believes it is probable. All transactions we engage in must have business purpose or commercial rationale.

Corporate Social Responsibility-related risks

Corruption and other unethical practices	We have operations in countries which have been assessed as more risky for corrupt practices. Any corrupt practices engaged in by our employee(s) may affect our goal to be a responsible corporate citizen.	We have zero tolerance towards any corrupt and unethical practices. Our Code of Business Conduct is available in 17 languages. All our employees sign this document when they start their employment. They are given suitable training on the key values of the Code including current anti-corruption practices. All managers receive training on this topic every year.

Supply chain malpractices	Any violations of ethical business practices by our vendor(s) may affect our goal to be a responsible corporate citizen.

We have a formal Supplier Code of Business Conduct (SCBC) based on the 10 principles of the UN Global compact. SCBC covers ethical business practices, respect for human and labor rights, and environmental care. All suppliers, including their employees, agents and subcontractors are expected to adhere to SCBC and make a commitment by signing.

In 2013, we have established a process of supplier self-assessment to control adherence to the requirements in our SCBC, starting with the largest suppliers.

Transcom Annual Report and Accounts 2013	33

Directors’ Report

Directors’ Report

Principal activities

Transcom (the “Company”) is a global customer experience specialist, providing customer care, sales, technical support and credit management services through an extensive network of contact centers and work-at-home agents.

Transcom’s operations add value to clients’ businesses by supporting the creation of outstanding customer experiences, while reducing cost and helping to drive growth. Transcom does this directly, by delivering exceptional multi-channel customer service and support in a cost-effective way. But Transcom’s goal is also that the Company’s activities benefit other parts of clients’ businesses. For example, Transcom’s analytics capabilities can generate insights that ultimately contribute to the creation of a differentiated customer experience, setting Transcom’s clients apart in an increasingly competitive marketplace.

At the end of 2013, Transcom employed approximately 29,000 customer experience specialists at 62 contact centers across 26 countries, delivering services in 33 languages to over 400 international brands in various industry verticals. Whether onshore, offshore or near shore, Transcom agents are focused on delivering outstanding customer experiences, driving satisfaction, brand loyalty and additional sales while also adding insights and value to clients’ business operations.

Capitalization

As at December 31, 2013, the issued and outstanding share capital was €53,557,907.519 consisting of 622,767,823 Transcom WorldWide Class A voting shares, each with a nominal value of €0.043, and 622,764,910 Transcom WorldWide Class B non-voting shares, each with a nominal value of €0.043, with a total market capitalization of SEK 1,525.8 million (€172.3 million).

Stock Exchange Listing

On September 6, 2001, Transcom was listed on the O-list of the Stockholm Stock Exchange, the Stockholmsbörsen. Transcom class A and B shares are currently listed on the NASDAQ OMX Nordic Small Cap list under the symbols “TWW SDB A” and “TWW SDB B”.

Executive Management

Johan Eriksson was appointed President and Chief Executive Officer of Transcom in 2011 (joined Transcom in 2010 as General Manager of the North Europe Region). Mr Eriksson also currently serves as Acting General Manager of Transcom’s North America & Asia Pacific region.

Pär Christiansen joined the company as Chief Financial Officer in 2013.

Sytze Koopmans joined Transcom in 2013 as Chief Information Officer. In 2013, Neil Rae was appointed General Manager North America, reporting to the General Manager of the North America & Asia Pacific region (joined Transcom in 2004).

Siva Subramaniam was appointed General Manager Asia Pacific in 2013, reporting to the General Manager of the North America & Asia Pacific region (joined Transcom in 2009).

Christian Hultén joined Transcom as General Manager of the North Europe region in 2012. During 2011, Isabel Sánchez-Lozano joined the Company as General Manager of the Iberia & Latam region, and Roberto Boggio was appointed General Manager of the former South region, now Central & South Europe (joined Transcom in 2004).

Jörgen Skoog, Operations & HR Director, was appointed to Transcom’s Group Executive team in 2011 (joined Transcom in 2002).

Board procedures

Transcom’s Board held eight Board meetings during 2013, of which five were physical meetings and three were held via conference calls. The Audit Committee held six meetings during 2013, of which four were physical meetings and two were held via conference calls. The Remuneration Committee held three meetings in 2013, of which two were physical meetings and one was held via conference call.

2013 activities

Business review

At the end of 2013, The Company had 62 operating centers employing almost 29,000 people, providing services from 26 country markets. Transcom’s global operations are divided into five units: North Europe, Central & South Europe, Iberia & Latam, North America & Asia Pacific, and Credit Management Services (CMS).

Please refer to pages 20–21 for a review of performance and significant developments during the year in each region.

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Directors’ Report

Consolidated results

Net revenue in 2013 increased by 7.9% to €653.2 million (2012: €605.6 million). Earnings before interest and taxes (EBIT) increased to €–5.4 million (2012: €–17.6 million). Operating income in 2013 was impacted by a €21.1 million write-down of goodwill related to the CMS business unit. This impairment is a non-recurring, non-cash charge to earnings. It will not affect Transcom’s liquidity, cash flow or bank covenants, or have any impact on future operations. The charges are based on long-term assessments, and not specifically related to the short-term performance of the respective business unit.

Transcom reported a pretax loss of €–12.2 million (2012: €–23.6 million), with a net loss of €–18.6 million, compared with €–30.6 million in 2012. Transcom reported earnings per share (before dilution) of –1.5 Euro cents (–2.4 Euro cents in 2012).

Transcom’s 2013 results were impacted by restructuring and other non-recurring costs amounting to €23.0 million. These costs are mainly related to the goodwill write-down described above, as well as to capacity adjustments and organizational restructuring undertaken during the year in order to increase efficiency and lower the cost base.

Excluding the effect of restructuring and other non-recurring costs, earnings before interest and taxes (EBIT) in 2013 increased to €17.6 million (2012: €8.9 million).

Financial position

Operating cash flow before changes in working capital in 2013 was €7.1 million (2012: €–9.3 million). Net cash flows used in investing activities amounted to €–4.5 million (2012: €–9.4 million). The working capital movement was €2.8 million (2012: €–3.1 million).

Transcom made no acquisitions in the financial year ended December 31, 2013. Transcom had liquid funds of €58.4 million (2012: €42.6 million) at December 31, 2013. Gross debt was €94.4 million (2012: €80.7 million) giving a net debt of €36.2 million. The equity to assets ratio at December 31, 2013 was 32.2% (37.1% at December 31, 2012).

Research and Development

During the year ended 31 December 2013, the Company did not conduct R&D activities.

Risk Management

The Company’s operations are affected by several risks which, to varying degrees, have an impact on the Company’s revenue and financial position. These risks are monitored and to the extent possible, controlled by the Company. The risk factors which are deemed to be of most significance to the Company are described in the Corporate Governance report on pages 32–33.

Requirements of article 11 (1) of the law of 19 May 2006 on takeover bids (“Law on Takeover Bids’’)

According to the Law on Takeover Bids, Transcom is required to publish certain information on the following items:

(a)	Structure of the share capital with, among other, the indication of different classes of shares and the rights attached to them together with the percentage of total share capital represented by each class. Such information is provided on page 38 in the section “The Transcom share and shareholders” of this Annual Report.

(b)	Restrictions on transfer of securities – As per the articles of association of Transcom, there are no restrictions on the transfer of shares. However, Transcom’s insider trading policy includes an approval process (CEO/CFO approval) for insider trading.

(c)	Direct and indirect shareholding is presented on page 38 in the section “The Transcom share and shareholders”.

(d)	This section is not applicable to Transcom as there are no holders of any securities at Transcom with special control rights.

(e)	The system of control of any employee share scheme where the control rights are not exercised directly by the employees. The Long Term Incentive Programs for 2012 and 2013 were approved by the annual general meeting of shareholders in 2012 and 2013 respectively and they are published on Transcom’s website (www.transcom.com).

(f)	Apart from the existence of class A voting shares and class B non-voting shares in the share capital of Transcom, there are no restrictions on voting rights attached to the shares.

(g)	As of the date hereof, Transcom is not aware of any agreements between the shareholders that may result in restrictions on the transfer of securities and/or affect their voting rights.

(h)	The corporate governance of the Company is described and can be found in the articles of association of Transcom and the corporate governance charter posted on Transcom’s website, as well as in the corporate governance section of this annual report.

(i)	The powers of the board members, and in particular the power to issue and buy back shares can be found in the articles of association of Transcom, corporate governance charter and the resolutions of the annual general meeting of the shareholders taken on 29 May 2013, all posted on Transcom’s website.

(j)	This section of the Law of Takeover Bids is not applicable to Transcom.

(k)	The remuneration guidelines for senior executives were approved by of the annual general meeting of the shareholders on 29 May 2013. Any agreements between Transcom and the board members or the employees are made on a case by case basis according to the customary laws in the country in which they are employed.

40	Transcom Annual Report and Accounts 2013

Directors’ Report

Post Balance Sheet Events

Transcom has renegotiated its existing Revolving Credit Facility, which was due to expire in October 2014. An agreement, coming into effect on January 29, 2014, has been reached with all existing lenders – SEB, DNB and Handelsbanken – to implement a new €103.8 million three-year facility to replace the existing one. The new facility is composed of a €40.0 million term loan with partial amortization starting in 2015, as well as a €55.0 million multicurrency revolving credit facility, and an €8.8 million short-term facility. The implementation of the new loan agreement does not lead to the extinguishment of the previous loan, under IAS 39.

Transcom’s CMS operation in the United Kingdom will form part of the company’s Central & South Europe region, effective January 1, 2014. Starting in Q1 2014, Transcom’s segment reporting will reflect this change.

Outlook

Entering 2014, Transcom will continue to focus on revenue growth and improved profitability through operational efficiency and business development.

Transcom’s seat capacity utilization continued to improve in 2013 as a result of successful business development and necessary capacity adjustments in some geographical areas. Transcom’s target will always be to optimize the utilization of available capacity, and this will continue to be an important focus area throughout 2014.

Henning Boysen

Chairman of the Board of Directors,

Luxembourg, Grand Duchy of Luxembourg

April 10, 2014

Transcom Annual Report and Accounts 2013	41

Consolidated income statement

for the year ended December 31, 2013

€ 000	Note	2013	2012
Revenue	2	653,184	605,581
Cost of sales	3, 4, 6	-522,086	-493,749

Gross profit	2	131,098	111,832

Marketing expenses	3, 4	-5,963	-6,459
Administrative expenses	3, 4, 5	-107,255	-102,742
Restructuring expenses	19, 25	-7,082	-247
Impairment of intangible assets	6	-21,125	-20,641
Net gain on disposal of business	25	5,128	—
Other operating income/expenses		-246	622

Operating loss	2	-5,445	-17,635

Financial income	7	123	366
Financial expenses	7	-6,913	-6,320

Loss before tax		-12,235	-23,589

Income tax expense	8	-6,328	-6,975

Loss for the year		-18,563	-30,564

Attributable to:
– equity holders of the parent		-18,563	-30,564
– non-controlling interests		—	—

Earnings per share attributable to equity holders of the parent	9
Earnings before and after dilution per A class share, Euro cent per common share		-1.5	-2.4
Earnings before and after dilution per B class share, Euro cent per common share		-1.5	-2.4

Transcom Annual Report and Accounts 2013	43

Consolidated statement of comprehensive income

for the year ended December 31, 2013

€ 000	2013	2012
Loss for the year	-18,563	-30,564

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	-3,198	1,522

	-3,198	1,522

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Actuarial profit/loss on post employment benefit obligations	-138	-388
Income tax effect	75	—

	-63	-388

Other comprehensive income for the year, net of tax	-3,261	1,134

Total comprehensive income for the year, net of tax	-21,824	-29,430

Attributable to:
– equity holders of the parent	-21,824	-29,430
– non-controlling interests	—	—

44	Transcom Annual Report and Accounts 2013

Consolidated statement of financial position

for the year ended December 31, 2013

€ 000	Note	Dec 31, 2013	Dec 31, 2012
ASSETS
Non-current assets
Intangible assets	10	116,334	147,921
Property, plant and equipment	11	15,609	14,518
Deferred tax assets	8	4,784	3,540
Other receivables	24	1,143	1,350

		137,870	167,329

Current assets
Trade receivables	12, 24	98,557	89,827
Income tax receivables		4,823	3,542
Other receivables	13, 24	26,039	25,149
Prepaid expenses and accrued income	24	19,966	29,685
Cash and cash equivalents	14, 24	58,362	42,600

		207,747	190,803

TOTAL ASSETS		345,617	358,132

Transcom Annual Report and Accounts 2013	45

Consolidated statement of financial position (continued)

for the year ended December 31, 2013

€ 000	Note	Dec 31, 2013	Dec 31, 2012
EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent	15
Share capital		53,558	53,558
Other contributed capital		11,458	11,458
Reserves		17,583	20,704
Retained earnings including net loss for the year		28,743	47,306

		111,342	133,026

Non-current liabilities
Interest bearing liabilities	17, 24	16	70,572
Employee benefit obligations	18	2,635	2,834
Provisions	19	2,225	10,518
Deferred tax liabilities	8	2,680	2,650
Income tax payables		4,417	—
Other liabilities		73	67

		12,046	86,641

Current liabilities
Interest bearing liabilities	17, 24	94,425	10,167
Provisions	19	2,576	16,559
Trade payables	24	25,562	24,797
Income tax payables		9,809	544
Other liabilities	20, 24	37,931	24,726
Accrued expenses and prepaid income	21, 24	51,926	61,672

		222,229	138,465

Total liabilities		234,275	225,106

TOTAL EQUITY AND LIABILITIES		345,617	358,132

46	Transcom Annual Report and Accounts 2013

Consolidated statement of changes in equity

for the year ended December 31, 2013

	Equity attributable to equity holders of the parent
			Reserves
		Other		Equity	Foreign
	Share	contributed	Legal	based	translation	Other	Retained
€ 000	capital	capital	reserve	payments	reserve	reserves	earnings	Total
As at January 1, 2013	53,558	11,458	4,213	42	-11,461	27,910	47,306	133,026
Loss for the year	—	—	—	—	—	—	-18,563	-18,563
Other comprehensive income for the year, net of tax	—	—	—	—	-3,198	-63	—	-3,261

Total comprehensive income for the year, net of tax	—	—	—	—	-3,198	-63	-18,563	-21,824

Equity based payments	—	—	—	140	—	—	—	140

As at December 31, 2013	53,558	11,458	4,213	182	-14,659	27,847	28,743	111,342

As at January 1, 2012	53,558	11,458	3,908	—	-12,983	28,298	78,175	162,414
Loss for the year	—	—	—	—	—	—	-30,564	-30,564
Other comprehensive income for the year, net of tax	—	—	—	—	1,522	-388	—	1,134
Transfer of legal reserve	—	—	305	—	—	—	-305	0

Total comprehensive income for the year, net of tax	—	—	305	—	1,522	-388	-30,869	-29,430

Equity based payments	—	—	—	42	—	—	—	42

As at December 31, 2012	53,558	11,458	4,213	42	-11,461	27,910	47,306	133,026

Transcom Annual Report and Accounts 2013	47

Consolidated statement of cash flows

for the year ended December 31, 2013

€ 000	Note	2013	2012
Cash flows from operating activities
Loss before tax		-12,235	-23,589
Adjustments for non cash items:
Depreciation and amortization	6	9,123	11,083
Impairment losses	6	21,125	20,641
Change in provisions including employee benefit obligations	18, 19	1,678	-13,496
Result from disposal of business		-5,128	—
Other non-cash adjustments		431	3,207
Income taxes paid		-7,885	-7,136

Cash flows from operating activities before changes in working capital		7,109	-9,290

Change in operating receivables		-5,500	-14,158
Change in operating liabilities		8,301	11,009

Changes in working capital		2,801	-3,149

Net cash flow from operating activities		9,910	-12,439

Cash flows from investing activities
Investments in property, plant and equipment	11	-8,467	-8,530
Investments in intangible assets	10	-631	-823
Investments in business, net of cash		-80	—
Disposals of property plant and equipment		193	—
Disposals of business, net of cash	25	4,475	—
Changes in other non-current assets		-8	—

Net cash flow from investing activities		-4,518	-9,353

Cash flows from financing activities
Proceeds from borrowings	17	14,000	15,244
Payments of finance lease liabilities		-147	—
Interest paid		-2,630	-2,981

Net cash flow from financing activities		11,223	12,263

Net cash flow for the year		16,615	-9,529

Cash and cash equivalents at beginning of the year		42,600	52,076
Net cash flow for the year		16,615	-9,529
Exchange rate differences in cash and cash equivalents		-853	53

Cash and cash equivalents at end of the year	14	58,362	42,600

48	Transcom Annual Report and Accounts 2013

Notes to the consolidated financial statements

for the year ended December 31, 2013

Note 1	Summary of significant accounting and valuation policies

1.1 General

Transcom WorldWide S.A. (the “Company” or the “parent entity”) and its subsidiaries (together, “Transcom” or the “Group”) provide multi-language customer relationship management products and services (“CRM”) and credit management services (“CMS”), including customer help lines and other telephone-based marketing and customer service programs (“teleservices”) to clients in customer-intensive industries.

The Company is a limited liability Company (“Société Anonyme”) incorporated and existing under the laws of the Grand Duchy of Luxembourg. The Company was registered on June 11, 1997 with the Luxembourg Register of Commerce under the number RCS B59528. The registered office of the Company is at 45, Rue des Scillas, L-2529, Luxembourg. Transcom WorldWide S.A. class A and class B shares are listed on the Nordic Exchange Small Cap list under the symbols “TWW SDB A” and “TWW SDB B”.

The consolidated financial statements were authorized for issue by the Board of Directors on April 10, 2014. These consolidated financial statements will be submitted for approval at the Annual General Meeting on May 28, 2014.

1.2 Basis of preparation

The consolidated financial statements of Transcom WorldWide S.A. have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The consolidated financial statements have been prepared under the historical cost basis. The consolidated financial statements are presented in Euros which is the Group’s reporting currency, rounded in thousands of Euros. The consolidated and annual accounts pertain to January 1–December 31 for income statement items and December 31 for balance sheet items.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 26.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

As at 31 December 2013, current liabilities amounted to €222,229 thousand and exceeded current assets (€207,747) mainly due to the short term nature of the existing loan facility described in note 17. On 29 January 2014, the Company refinanced on a long term basis its loan facility as further explained in notes 17 and 28 so that it will be able to face its short term payment obligations.

1.2.1 Changes in accounting policies and disclosures

New and amended standards that are effective for the first time for the financial year beginning January 1, 2013 adopted by the Group.

•	A new version of IAS 1 Presentation of Financial Statements states how items within Other comprehensive income should be presented. The change requires the items to be divided into two categories: items that will be reclassified under earnings for the year and items that will not be reclassified.

•	The amended IFRS 7 Financial instruments require new disclosure requirements for the settling of financial assets and liabilities.

•	IFRS 13 Fair value measurement establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The adoption of this standard did not have any impact on the financial position or performance of the Group.

•	The revised IAS 19 Employee Benefits has not had any significant impact on the report and therefore not led to any change.

•	Other changes to IFRS have not had material effect on the consolidated accounts nor the disclosures.

Standards issued but not yet effective

•	The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

•	IFRS 9 Financial Instruments, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurements of the Group’s financial liabilities. The Group will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

•	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27), these amendments are effective for annual periods beginning on or after 1 January 2014 and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity to account for subsidiaries at fair value through profit or loss. It is not expected that this amendment would be relevant to the Group, since none of the entities in the Group would qualify to be an investment entity under IFRS 10.

•	IAS 32 Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32 clarifies the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to clarify for offsetting. These are effective for annual periods beginning on or after 1 January 2014. These amendments are not expected to be relevant to the Group.

•	IFRIC Interpretation 21 Levies (IFRIC 21) clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014. The Group does not expect that IFRIC 21 will have material financial impact in future financial statements.

•	IAS 39 Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39 provide relief from discontinuing hedge accounting when novation of derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after 1 January 2014. The Group has not novated its derivatives during the current period. However, these amendments would be considered for future novations.

1.3 Consolidation

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or

Transcom Annual Report and Accounts 2013	49

convertible are considered when assessing whether the Group controls another entity. The Group also assesses existence of control where it does not have more than 50% of the voting power but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise in circumstances where the size of the Group’s voting rights relative to the size and dispersion of holdings of other shareholders give the Group the power to govern the financial and operating policies, etc. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39 either in the income statement or as a change to other comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

In acquisitions where the net value of acquired assets and assumed liabilities and contingent liabilities, the difference is reported as goodwill. When the difference is negative, it is recognized in the Income statement.

Intra-Group receivables and liabilities, revenue and expenses, and unrealized gains and losses that arise from transactions between Group companies are eliminated in the consolidated accounts.

The financial reports of subsidiaries are included in the consolidated accounts from the acquisition date until control ceases. When the Group ceases to have control any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

1.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in ‘Euro (€)’, which is the Group’s presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement within “finance income/finance costs”.

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the Group’s presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are recognized directly in other comprehensive income. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized directly in other comprehensive income as the year’s change in the foreign translation reserve.

1.5 Property, plant and equipment

All property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation on assets is calculated using the straight-line method to allocate their cost less their residual values over their estimated useful lives, as follows:

• Telephone switch	5 years
• Fixtures and fittings	3-5 years
• Computer, hardware and software	3-5 years
• Office improvements and others	3-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1.7).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘other income/ other expenses’ in the income statement.

1.6 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in ‘intangible assets’. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or Groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose, identified according to operating segment.

(b) Customer relationships

Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have a finite useful life and are carried at cost less accumulated amortization and are assessed for impairment whenever there is an indication that the asset is impaired. Amortization is calculated using the straight-line method over the expected life of the customer relationship which is between 7 to 15 years.

50	Transcom Annual Report and Accounts 2013

(c) Development costs

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use or sell it;

•	there is an ability to use or sell the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•	the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software product, include the software development employee costs and an appropriate portion of relevant overheads.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Computer software development costs recognized as assets are amortized over their estimated useful lives, which is between 3 to 5 years.

1.7 Impairment of non-financial assets

Assets that have an indefinite useful life – for example, goodwill or intangible assets not ready to use – are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Transcom’s operations in each segmental region are considered the Group’s cash-generating units in this regard. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. An impairment loss is recognized for the amount by which an asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount.

Impairment losses are recognized in the income statement. Impairment losses attributable to a cash-generating unit are mainly allocated to goodwill after which they are divided proportionately among other assets in the unit. The recoverable amount of cash-generating units is the higher of their fair value less costs to sell and value in use. Value in use is measured by discounting future cash flows using a discounting factor that takes into account the risk-free rate of interest and the risk associated with the specific asset.

Impairment of goodwill is not reversed. Impairment of other assets is reversed if a change has been made in the assumptions that served as the basis for determining the recoverable amount. Impairment is reversed only to the extent the carrying value of the assets following the reversal does not exceed the carrying value that the asset would have had if the impairment had not been recognized.

1.8 Financial assets and liabilities

A financial instrument is defined as any form of agreement giving rise to a financial asset in a company and a financial liability or equity instrument in a counterparty. Financial instruments recognized in the balance sheet include, on the asset side, cash and bank balances, accounts receivable and other equity instruments, loans receivable. Included among liabilities and equity are accounts payable, debt and equity instruments in issue and loan liabilities.

Financial instruments are initially recognized at cost, corresponding to the instrument’s fair value plus transaction expenses. An exception is made for financial instruments in the category financial assets or liabilities recognized at fair value through profit and loss, that are recognized at fair value excluding transaction costs. Measurement depends on how they are classified, as indicated below.

A financial asset or financial liability is recognized in the balance sheet when the company becomes party to the instrument’s contractual terms. Receivables are recognized when the company has performed and there is a contractual obligation on the counterparty to pay, even if an invoice has not yet been received. Accounts receivable are recognized in the balance sheet when an invoice has been sent. Liabilities are recognized when the counterparty has performed and there is a contractual obligation to pay, even if an invoice has not yet been received. Trade accounts payable are recognized when an invoice is received.

A financial asset is removed from the balance sheet when the rights in the agreement are realized, expire or the company loses control over them. A financial liability is removed from the balance sheet when the obligation in the agreement has been discharged or otherwise extinguished.

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

1.9 Non-current receivables and other receivables

These receivables fall into the category Loans and accounts receivable and are assessed at their discounted current value if their expected maturity exceeds 12 months. If their maturities are shorter, they are assessed at accrued cost.

1.10 Trade receivables

Trade receivables are classified in the category loans and receivables. Trade receivables are amounts due from customers for services performed in the ordinary course of business. If collection is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. The anticipated receivable is short, so they are carried at accrued cost without discounting.

Impairment are determined individually or according to statistical models based on historical experience in each country. Impairment needs are addressed when receivables have fallen overdue for payment by a certain number of days, which differs between countries, or if Transcom becomes aware that the counterparty has become insolvent. Provisions for impaired receivables are recognized as administrative expenses in the Consolidated Income Statement.

1.11 Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts. In the consolidated statement of financial position, bank overdrafts are shown within borrowings in current liabilities.

1.12 Borrowings

Borrowings are classified as other financial liabilities, which means that they are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method. Non-current borrowings have an anticipated maturity of more than one year, while current borrowings have a maturity of less than one year. The Group’s non-current borrowings generally have short or long fixed interest periods, which means that the nominal loan amount plus accrued interest is a good approximation of the borrowing calculated according to the effective rate model.

1.13 Trade Payables

Trade payables are classified in the category other financial liabilities. Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Transcom Annual Report and Accounts 2013	51

1.14 Other payables, other liabilities, accrued expenses and prepaid income

Other payables, other liabilities, accrued expenses and prepaid income are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

1.15 Leasing

Leasing is classified in the consolidated accounts as either finance or operating leasing.

When the Group, as lessee, essentially enjoys the economic benefits and bears the economic risks attributable to the leased asset, it is classified as a finance lease. The leased asset is recognized in the balance sheet as a fixed asset, while the estimated present value of future lease payments is recognized as a liability. The portion of the lease fee that falls due for payment within one year is recognized as a current liability, while the remainder is recognized as a long-term liability.

Minimum lease fees for finance leases are divided between interest expense and amortization of the outstanding liability. Interest expense is divided over the lease term so that each reporting period is charged with an amount corresponding to a fixed interest rate for the liability recognized in each period. Variable fees are expensed in the period in which they arise.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

1.16 Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

1.17 Employee benefits

Group companies operate various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

The Group’s main defined benefit plans are termination indemnity plan in Italy and a pension plan in Philippines.

1.18 Share capital and treasury shares

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group Company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

1.19 Equity based payments

The Group issues equity-settled share-based payments to certain employees and key management. Equity-settled share based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is recognized as an expense on a graded vesting basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non market vesting conditions. Fair value is measured using the Black-Scholes pricing model or any relevant valuation model. The expected life used in the model is adjusted at the end of each reporting period, based on management’s best estimate, for the effect of non-transferability, exercise restrictions and behavioral considerations.

1.20 Dividend

Dividend is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Annual General Meeting.

52	Transcom Annual Report and Accounts 2013

1.21 Provisions

Provisions for restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

1.22 Contingent liabilities

A contingent liability is recognized when there is a possible obligation that arises from past events whose existence will be confirmed only by one or more uncertain future events or when there is an obligation that is not recognized as a liability or provision because it is not probable that an outflow of resources will be required.

1.23 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group has two primary sources of revenues being its CRM (Customer Relationship Management) and its CMS (Credit Management Services) businesses.

In relation to its CRM business, revenue mainly arise from call services operations. The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

•	Revenues related to inbound teleservices are recognized at the time services are provided on a per-call basis.

•	Revenues on outbound teleservices and debt collection are recognized at the time services are provided on either a per-call, per-sale or per-collection basis under a fully executed contractual agreement and record reductions to revenues for contractual penalties and holdbacks for failure to meet specified minimum service levels and other performance based contingencies.

•	Revenues from other CRM services are recognized as services are provided. Generally service revenues are billed in the month following provision of related services. Contracts to provide call center services typically do not involve fees related to customer set-up, initiation or activation.

In relation to its CMS business, revenue mainly arise from fees and commissions generated from the collection of receivables on behalf of customers.

Accrued income on CMS activities is recognized on incomplete activities where a fair assessment of the work achieved to date and the future cash inflows associated with it can be measured with reasonable accuracy. The Company calculates accrued income based on the number of collection cases expected to be solved (“success rates”) in the future multiplied by the estimated cost incurred per case.

1.24 Financial income and expenses

Financial income and expenses consist of interest income on bank balances and receivables and interest-bearing securities, bank fees, interest expenses on loans, dividend income, exchange rate differences, realized and unrealized gains on financial investments, and derivatives used in financial operations.

1.25 Fair value measurement

The Group measures financial instruments, such as, derivatives, and non-financial assets, at fair value at each balance sheet date. Also, fair values of financial instruments measured at amortized cost are disclosed in note 24.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability, or

•	In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible to by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

1.3 Cash flow statement

The cash flow statement includes changes in the balance of liquid assets. The Group’s liquid assets consist of cash and bank balances. Cash flow is divided into cash flows from operating activities, investing activities and financing activities.

Cash flow from investing activities includes only actual disbursements for investments during the year.

Foreign subsidiaries’ transactions are translated in the cash flow statement at the average exchange rate for the period. Acquired and divested subsidiaries are recognized as cash flow from investing activities, net, after deducting liquid assets in the acquired or divested company.

1.4 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to and is evaluated regularly by the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the regional general manager that makes strategic decisions. Transcom’s operating segments are North Europe CRM (Denmark, Netherlands, Norway, Sweden, Estonia, Latvia and Lithuania), Central & South Europe CRM (Austria, Belgium, Croatia, Germany, Hungary, Italy, Luxembourg, Poland, Slovakia, Switzerland, and Tunisia), Iberia & Latam CRM (Chile, Peru, Portugal and Spain), North America & Asia Pacific CRM (Canada, the Philippines, USA, the United Kingdom and Australia), and CMS (Austria, the Czech Republic, the United Kingdom, Poland, Denmark, Norway and Sweden).

Transcom Annual Report and Accounts 2013	53

Note 2	Segmental information

2013	CRM					CMS
				North
		Central &	Iberia &	America			Total
€ 000	North Europe	South Europe	Latam	& AP	Total CRM	Total CMS	Group
Revenue
Total segment revenue	205,049	167,603	131,805	167,775	672,232	57,481	729,713

Inter-segment revenue	-8,043	-21,775	-938	-45,098	-75,854	-675	-76,529

Revenue from external customers	197,006	145,828	130,867	122,677	596,378	56,806	653,184

Gross profit	30,289	27,629	25,220	30,426	113,564	17,534	131,098

Profit/loss from segments	4,358	4,537	3,068	-1,408	10,555	5,125	15,680

Intangible asset impairment							-21,125

Operating loss							-5,445

2012	CRM					CMS
				North
		Central &	Iberia &	America			Total
€ 000	North Europe	South Europe	Latam	& AP	Total CRM	Total CMS	Group
Revenue
Total segment revenue	188,307	155,482	119,791	114,512	578,092	56,043	634,135

Inter-segment revenue	-7,877	-17,195	-358	-2,381	-27,811	-742	-28,553

Revenue from external customers	180,430	138,287	119,433	112,131	550,280	55,301	605,582

Gross profit	28,190	18,654	24,314	27,062	98,220	13,612	111,832

Profit/loss from segments	5,969	-7,444	5,051	-2,312	1,264	1,741	3,005

Intangible asset impairment							-20,641

Operating loss							-17,635

In 2013, the management changed the structure of the internal organization of the Group in a manner that has caused the composition of the Group reportable segments to change, compared to the prior financial year. Consequently, the corresponding items of segment information for the year ended 31 December 2012 have been restated. Since 2012, revenue is reported in the segment in which it is delivered.

For management purposes the business is considered from a service perspective where management separately considers multi-language customer relationship management products and services (“CRM”) and credit management services (“CMS”).

The Group reportable segments are composed as follows:

•	CRM North America & Asia Pacific: Canada, the Philippines, USA, the United Kingdom and Australia;

•	CRM Central and South Europe: Austria, Belgium, Croatia, Germany, Hungary, Italy, Luxembourg, Poland, Slovakia, Switzerland and Tunisia (France deconsolidated per March 1, 2013);

•	CRM Iberia & Latam: Chile, Peru, Portugal, Spain and Colombia;

•	CRM North Europe: Denmark, Netherlands, Norway, Sweden, Estonia, Latvia and Lithuania;

•	CMS: Austria, the Czech Republic, the United Kingdom, Poland, Denmark, Norway and Sweden (Germany deconsolidated per December 30, 2013).

Inter-segment transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties. An appropriate mark-up is being applied according to Transcom’s Transfer Pricing Policy, in order to encourage use of Group resources.

Revenues from the two largest single customers and arising from sales by both the CRM and CMS segments amounted to €111,794 thousand December 31, 2013 (December 31, 2012: €106,746 thousand) and €64,634 thousand December 31, 2013 (December 31, 2012: €58,344 thousand) respectively. The revenues amounting to €111,794 thousand are derived from the segments CMS, Central & South Europe and North Europe and the revenues amounting to €64,634 thousand are derived from the segments Iberia & Latam and Central & South Europe.

54	Transcom Annual Report and Accounts 2013

Note 3	Personnel expenses

Salaries, other remuneration and social security charges were as follows:

	2013		2012
€ 000	Board of Directors and senior management	Other employees	Board of Directors and senior management	Other employees
Salaries and other remunerations	2,835	423,083	3,045	394,931
Social security charges	503	65,592	598	62,836
Pension expenses	301	8,648	234	8,971

Personnel expenses are recognized in the following line items in the income statement:

	2013	2012
Cost of sales	457,701	432,327
Marketing expenses	3,563	3,808
Administrative expenses	39,698	34,480

Total	500,962	470,615

Directors’ remuneration; The President and Chief Executive Officer, Johan Eriksson, received salary and remuneration of €627 thousand in the year (2012: €641 thousand). The Chairman of the Board, Mr Henning Boysen, received €95 thousand as Board fees (2012: €95 thousand), and the other members of the Board received a total of

€275 thousand as Board fees (2012: €292 thousand). The Board fees are determined by the Annual General Meeting, compensation of the President and Chief Executive Officer is determined by the Board, compensation of senior management is determined by the Board in conjunction with the President and Chief Executive Officer.

Note 4	Leases

Operating leases

Operating lease expenses amounting to €34,494 thousand (2012: €30,630 thousand) mainly relating to the lease of office building and equipment, are included in the income statement. In 2013, €24,525 thousand (2012: €22,218 thousand) was paid for rent related to non-cancellable leases. Generally, the Group’s lease contracts require deposits and certain provisions for inflation-indexed rental increases.

Future payments for rent on non-cancellable leases for premises are as follows:

€ 000	2013	2012
Less than one year	27,636	23,141
Between one and five years	35,389	39,448
More than five years	—	1,212

Total	63,025	63,801

Finance leases

Property, plant and equipment (note 11) includes the following amounts where the Group is a lessee under a finance lease:

€ 000	2013	2012
Cost – capitalized finance leases	293	259
Accumulated depreciation	-158	-72

Net book value	135	187

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

Gross finance lease liabilities – minimum lease payments:

€ 000	2013	2012
Less than one year	53	137
Between one and five years	16	108

	69	245

Future finance charges on finance leases	-9	-36

Present value of finance lease liabilities	60	209

The present value of finance lease liabilities is as follows:

€ 000	2013	2012
Less than one year	44	167
Between one and five years	16	42

Present value of finance lease liabilities	60	209

Transcom Annual Report and Accounts 2013	55

Note 5	Remuneration to auditors

For the financial year ended December 31, 2013 and December 31, 2012 the approved statutory auditor, and as the case may be affiliated companies of the auditor, billed fees to the Group in relation with the following services:

€ 000	2013	2012
Audit of the statutory and consolidated accounts	678	707
Interim review	70	70
Other services	58	60

Total	806	837

Note 6	Amortization, depreciation and impairment

Amortization and depreciation

€ 000	2013	2012
Customer relationships	-1,941	-2,781
Development costs	-894	-1,114
Other intangibles	-179	-130
Telephone switch	-626	-1,505
Fixture and fittings	-1,575	-1,592
Computer hardware and software	-2,847	-2,201
Office improvements	-1,061	-1,761

	-9,123	-11,084
Impairment
Goodwill	-21,125	-14,729
Customer relationships	—	-5,912

	-21,125	-20,641

Total	-30,248	-31,725

Amortization, depreciation and impairment are recognized in the following line items in the income statement:

€ 000	2013	2012
Cost of sales	-6,305	-7,189
Impairment of intangible assets	-21,125	-20,641
Other operating expenses	-2,818	-3,895

Total	-30,248	-31,725

Note 7	Financial income and expenses

Financial income

€ 000	2013	2012
Interest income on bank deposits	123	366

Total	123	366

Financial expenses
€ 000	2013	2012
Interest expense on bank borrowings	-3,275	-2,628
Other financing costs	-2,333	-2,211
Exchange difference, net	-1,305	-1,481

Total	-6,913	-6,320

56	Transcom Annual Report and Accounts 2013

Note 8	Taxes

Income tax expense

€ 000	2013	2012
Current income tax on profit/loss for the year	-9,987	-6,031
Adjustments in respect of prior years (a)	2,285	-2,067

Current taxes	-7,702	-8,098

Current year origination and reversal of temporary differences	930	1,638
Adjustments in respect of prior years	444	-515

Deferred taxes	1,374	1,123

Income tax expense	-6,328	-6,975

(a)	This amount mainly represents provisions, or reversal thereof, with respect to legal claims brought against the Group by tax authorities in various jurisdictions.

Effective tax rate

A reconciliation of the statutory tax rate to the Company’s effective tax rate applicable to income from continuous operations was:

€ 000	2013	%	2012	%
Profit/loss before tax	-12,235		-23,589
Calculated tax based on tax rate in Luxembourg	3,667	-30.0	6,953	-29.6
Foreign tax rate differential	3,378	-27.6	3,445	-14.6
Losses for which no tax benefit is recognized	-13,800	112.8	-10,508	44.6
Losses utilized for which no deferred tax assets were previously recognized	448	-3.7	1,097	-4.7
Adjustments in respect of prior years	2,729	-22.3	-2,582	11.0
Expenses not allowable for tax purposes	-5,837	47.7	-7,152	30.3
Income not taxable for tax purposes	3,134	-25.6	1,540	-6.5
Other	-47	0.4	232	-1.0

Income tax expense	-6,328	51.6	-6,975	29.6

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting balances within the same tax jurisdictions, is as follows:

Deferred tax assets

€ 000	Property, plant and equipment	Tax losses	Others	Total
As at January 1, 2013	98	2,912	530	3,540
Income statement movement	782	-15	641	1,408
Exchange differences	—	-160	-4	-164

As at December 31, 2013	880	2,737	1,167	4,784

As at January 1, 2012	1,158	3,325	605	5,088
Income statement movement	-1,060	-418	-81	-1,559
Tax relating to components of other comprehensive income	—	5	6	11

As at December 31, 2012	98	2,912	530	3,540

Deferred tax liabilities

€ 000	Property, plant and equipment	Intangible assets	Others	Total
As at January 1, 2013	447	1,156	1,047	2,650
Income statement movement	-403	347	91	35
Exchange differences	—	—	-5	-5

As at December 31, 2013	44	1,503	1,133	2,680

As at January 1, 2012	200	3,694	1,448	5,342
Income statement movement	247	-2,495	-433	-2,681
Exchange differences	—	-43	32	-11

As at December 31, 2012	447	1,156	1,047	2,650

Deferred tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profit is probable. The Group did not recognize deferred tax assets of €80,072 thousand (2012: €55,448 thousand) in respect of losses amounting to €274,405 thousand (2012: €192,100 thousand) which do not expire.

No deferred tax liability was recognized in respect of €146,783 thousand (2012 €133,069 thousand) of unremitted earnings of subsidiaries because the Group was in a position to control the timing of the reversal of the temporary differences and it was unlikely that such differences would reverse in a foreseeable future.

Note 9	Earnings per share

Basic earnings per share amounts were calculated by dividing profit/ loss for the year attributable to equity holders of the parent by the weighted average number of shares in issue during the year.

	2013	2012
Profit/loss for the year attributable to equityholders of the parent (€ 000)	-18,563	-30,564
Weighted average number of shares in issue during the year (000)	1,245,532	1,245,532

Basic earnings per share (Euro cent)	-1,5	-2,4

Diluted earnings per share amounts were calculated by dividing profit/ loss for the year attributable to equity holders of the parent by the weighted average number of shares in issue during the year adjusted for outstanding share options of nil (2012: nil).

	2013	2012
Profit/loss for the year attributable to equityholders of the parent (€ 000)	-18,563	-30,564
Weighted average number of shares in issue during the year adjusted for outstanding stock options (000)	1,245,532	1,245,532

Diluted earnings per share (Euro cent)	-1,5	-2,4

During 2013, there were 622,768 thousand weighted average Class A Shares and 622,764 thousand weighted average Class B shares in issue (2012: 622,768 thousand Class A shares, 622,764 thousand Class B shares).

There are no subsequent events which could have an impact on the basic earnings per share or the diluted earnings per share.

Transcom Annual Report and Accounts 2013	57

Note 10	Intangible assets

Cost

€ 000	Goodwill	Customer relationships	Development cost	Others	Total
As at January 1, 2013	154,962	26,126	10,137	2,533	193,758
Investments	—	2	469	160	631
Acquisition of business	310	—	—	—	310
Disposal	—	—	—	-4	-4
Disposal of business*	-8,577	—	—	-28	-8,605
Exchange differences	-2,783	-503	—	2	-3,284

As at December 31, 2013	143,912	25,625	10,606	2,663	182,806

* For further information, see note 25 Amortization and impairment
As at January 1, 2013	-14,729	-21,016	-7,968	-2,124	-45,837
Amortization for the year	—	-1,941	-894	-179	-3,014
Impairment charge for the year	-21,125	—	—	—	-21,125
Disposal	—	—	—	4	4
Disposal of business*	2,688	—	—	19	2,707
Exchange differences	373	466	—	-46	793

As at December 31, 2013	-32,793	-22,491	-8,862	-2,326	-66,472

Net book value as at December 31, 2013	111,119	3,134	1,744	337	116,334

* For further information, see note 25 Cost
As at January 1, 2012	154,795	26,333	9,680	2,234	193,042
Investments	—	—	457	366	823
Reclassifications	50	—	—	-50	0
Exchange differences	117	-207	—	-17	-107

As at December 31, 2012	154,962	26,126	10,137	2,533	193,758

Amortization and impairment
As at January 1, 2012	—	-12,487	-6,854	-2,019	-21,360
Amortization for the year	—	-2,781	-1,114	-130	-4,025
Impairment charge for the year	-14,729	-5,912	—	—	-20,641
Exchange differences	—	164	—	25	189

As at December 31, 2012	-14,729	-21,016	-7,968	-2,124	-45,837

Net book value as at December 31, 2012	140,233	5,110	2,169	409	147,921

58	Transcom Annual Report and Accounts 2013

Note 10	Intangible assets (cont.)

Goodwill

Impairment testing for cash generating units containing goodwill

For the purpose of impairment testing, goodwill is allocated to the Group’s operating divisions which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes, which is not higher than the Group’s operating segments as reported in note 2.

The aggregate carrying amount of goodwill allocated to each unit after impairment is as follows:

€ 000	2013	2012
North Europe (CRM)	36,096	36,216
Central & South Europe (CRM)	1,395	1,131
Iberia & Latam (CRM)	10,121	10,120
North America & Asia Pacific (CRM)	41,621	43,046
CMS	21,886	49,720

Total*	111,119	140,233

*	As explained in note 2, in 2013, the management changed the structure of the internal organization of the Group in a manner that has caused the composition of the Group reportable segments to change, compared to the prior financial year. Consequently, the carrying value of the goodwill allocated to each operating division has been modified compared to the prior financial year in order to reflect the new Group structure.

Value in use was determined by discounting the future cash flows generated from the continuing use of the units and it was concluded that the fair value less cost to sell did not exceed the value in use.

The calculation of the value in use was based on the following key assumptions:

Cash flows were projected based on past experience, actual operating results and the 3-year financial plans approved by the Board of Directors. Beyond the specifically forecasted period of three years, the Company extrapolates cash flows for the remaining years based on estimated constant growth rates ranging from 2.0% to 2.1% (2012: 1.75% to 2.25%) depending on management’s understanding of the market in the region in which the unit is based. The anticipated annual revenue growth included in the cash-flow projections has been based on historical experience and expectations of future changes in the market conditions. Market conditions take into account the nature of risk within geographical markets and management’s estimations of change within these markets. These rates do not exceed the average long-term growth rates for the relevant markets.

Post-tax discount rates ranging from 9.3% to 14.0% (2012: 9.6% to 14.7%) were applied in determining the recoverable amounts of the units. The discount rates were estimated based on past experience, industry average weighted cost of capital and Group’s industry related beta adjusted to reflect management’s assessment of specific risks related to the unit. While management applied post-tax discount rates to post-tax cash flows, it has concluded that the result were not materially different from applying pre-tax discount rates to pre-tax cash flows.

In general, the impairment tests for 2013 were to a large extent affected by the global economic slowdown and the continued revenue erosion which significantly reduced the estimated recoverable amounts of the different cash-generating units compared to prior year. In spite of the various recovery actions taken by the Company, the future development is still uncertain, including the development in market prices and demand, cost and efficiency development.

Based on the results of the testing, the management of the Group has recognized an impairment charge of €21,125 thousand in 2013 (2012: €14,729 thousand) in relation to the CMS segment.

Management has performed a sensitivity analysis on the key assumptions underlying the computation of the value in use of the segments using the following reasonably possible changes:

a) discount rate : increase/decrease ranging from 0.5% to 1%

b) long term growth rate : increase/decrease ranging from 0.5% to 1%

c) EBITA margin variation : increase/decrease ranging from 1% to 2%

For North Europe, Central and South Europe, Iberia and Latam, and North America and Asia Pacific units: reasonably possible changes in key assumptions as above would not trigger an impairment loss to be recognized.

Customer relationships and development costs

Customer relationships mainly consist of intangible assets that were identified during the past acquisitions based on the discounted cash flows expected to be derived from the use and eventual sale of the asset, determined at the date of acquisition. As at December 31, 2013 these assets were tested for impairment. Based on the results of the testing, the management has recognised no impairment charge in 2013 (2012: €5,912 thousand).

Development costs consist of amounts identified by management where it is considered that technological and economical feasibility exists, usually determined by reference to the achievement of defined milestones according to an established project management model. These costs relate to development of assets for the use in the Group. As at December 31, 2013 these assets were tested for impairment. Based on the results of the testing, the management has recognised no impairment charge in 2013 (2012: nil).

Transcom Annual Report and Accounts 2013	59

Note 11	Property, plant and equipment

Cost

€ 000	Telephone switch	Fixtures and fittings	Computer hardware and software	Office improvements	Total
As at January 1, 2013	36,132	27,058	54,644	22,332	140,166
Investments	97	3,195	3,966	1,209	8,467
Disposals	-1,364	-1,992	-1,832	-1,994	-7,182
Disposal of business*	-3,144	-1,372	-4,348	-3,049	-11,913
Reclassifications	-6	184	-179	1	0
Exchange differences	-825	-379	-789	-388	-2,381

As at December 31, 2013	30,890	26,694	51,462	18,111	127,157

* For further information, see note 25. Depreciation and impairment
As at January 1, 2013	-34,611	-23,801	-48,655	-18,581	-125,648
Depreciation for the year	-626	-1,575	-2,847	-1,061	-6,109
Disposals	1,295	1,895	1,661	1,975	6,826
Disposal of business*	3111	1363	4,246	2,477	11,197
Reclassifications	3	-50	45	2	0
Exchange differences	811	339	706	330	2,186

As at December 31, 2013	-30,017	-21,829	-44,844	-14,858	-111,548

Net book value as at December 31, 2013	873	4,865	6,618	3,253	15,609

* For further information, see note 25. Cost
As at January 1, 2012	36,204	24,962	50,832	21,120	133,118
Investments	856	1,744	4,808	1,122	8,530
Disposals	-524	-255	-1,006	-540	-2,325
Reclassifications	-763	231	-106	—	-638
Exchange differences	359	376	116	630	1,481

As at December 31, 2012	36,132	27,058	54,644	22,332	140,166

Depreciation and impairment

As at January 1, 2012	-34,083	-22,202	-47,549	-16,898	-120,732
Depreciation for the year	-1,505	-1,592	-2,201	-1,761	-7,059
Disposals	504	255	1,005	528	2,292
Reclassifications	763	-17	106	-214	638
Exchange differences	-290	-245	-16	-236	-787

As at December 31, 2012	-34,611	-23,801	-48,655	-18,581	-125,648

Net book value as at December 31, 2012	1,521	3,257	5,989	3,751	14,518

60	Transcom Annual Report and Accounts 2013

Note 12	Trade receivables

€ 000	2013	2012
Trade receivables gross	99,692	91,612
Provision for impairment of trade receivables	-1,135	-1,785

Trade receivables net	98,557	89,827

Provision for impairment of trade receivables is as follows:

€ 000	2013	2012
As at January 1	-1,785	-2,905
Changes during the year
–provisions made	-77	-102
–provisions used	63	1,182
–provisions reversed	45	57
–disposal of business*	616	—
Exchange differences	3	-17

As at 31 December	-1,135	-1,785

*	For further information, see note 25

The following table provides an overview of the ageing of trade receivables:

€ 000	2013	2012
Nondue	91,669	86,341
31–60 days	4,185	1,814
61–90 days	655	393
91–120 days	108	584
>121 days	1,940	695

Total	98,557	89,827

The Group operates in several jurisdictions and payment terms vary upon this, and also vary on a client by client basis. Therefore, based upon the maximum payment terms, trade receivables of €6,888 thousand are past due more than 30 days but not provided for (2012: €3,486 thousand). These relates to a number of independent customers for whom there is no recent history of default. Details of credit risk are included in note 24.

Note 13	Other receivables

€ 000	2013	2012
VAT recoverable	2,160	3,848
Amount due from public authorities	3,028	8,019
CMS performance contracts	15,152	10,160
Other receivables	5,699	3,122

Total	26,039	25,149

Note 14	Cash and cash equivalents

€ 000	2013	2012
Cash	55,925	40,032
Restricted cash	2,437	2,568

Total	58,362	42,600

Note 15	Equity

Authorized capital

Number 000	2013	2012
Class A voting shares of €0.043 nominal value (2012: €0.043 nominal value)	710,000	710,000
Class B non-voting shares of €0.043 nominal value (2012: €0.043 nominal value)	710,000	710,000

Ordinary shares issued and fully paid

Class A shares	Number 000	Value €000
As at January 1, 2013	622,768	26,779
Share capital increase/decrease	—	—

As at December 31, 2013	622,768	26,779

As at January 1, 2012	622,768	26,779
Share capital increase/decrease	—	—

As at December 31, 2012	622,768	26,779

Class B shares	Number 000	Value €000
As at January 1, 2013	622,764	26,779
Share capital increase/decrease	—	—

As at December 31, 2013	622,764	26,779

As at January 1, 2012	622,764	26,779
Share capital increase/decrease	—	—

As at December 31, 2012	622,764	26,779

Total as at December 31, 2013	1,245,532	53,558

Total as at December 31, 2012	1,245,532	53,558

As of December 31, 2013 the share capital amounts to €53,558 thousand (December 31, 2012: €53,558 thousand). The share capital is divided into 622,768 thousand Class A voting shares (December 31, 2012: 622,768 thousand), with a nominal value of €0.043 each, and 622,764 thousand Class B non voting shares (December 31, 2012: 622,764 thousand), with a nominal value of €0.043 each; All shares are fully paid.

Transcom Annual Report and Accounts 2013	61

Note 15	Equity (cont.)

Share capital

Each Class A share has one vote attached and has the right to receive dividends as shown below. Each Class B share has no voting rights attached and has the right to receive dividends as shown below.

Dividends

Dividends may be paid in Euros or in the Company’s shares or otherwise as the Board may determine in accordance with the provisions of the Luxembourg Companies Act. The Transcom WorldWide Class B Shares are entitled to the greater of (i) a cumulative preferred dividend corresponding to 5% of the nominal value of the Class B non voting shares in the Company; and (ii) 2% of the overall dividend distributions made in a given year. Any balance of dividends must be paid equally on each Transcom WorldWide Class A and Transcom WorldWide Class B Share.

No cumulative preferred dividend was paid to Class B shareholders in relation to the 2013 financial year. According to article 46 (2) of Luxembourg law on commercial companies dated 10 August 1915, as amended, Class B shareholders may obtain voting rights if, despite the existence of distributable profits, the Company does not distribute the preferred dividends for a period of two consecutive years. Given that there were no distributable profits in 2013 and in 2012, article 46 (2) is not applicable this year and Class B shareholders will therefore not receive voting rights. Class B shareholders’ right to the preferred dividend is cumulative, even though there are no distributable profits available in a given year, the preferred dividend right continues to accrue, and Class B shareholders will have a right to recover their minimum preferred dividend right in future profitable years, even for the financial years in which there were no distributable profits available. The class B shareholders are entitled to annual cumulative preferred dividends for 2011, 2012 and 2013 totaling a minimum of €4,016 thousand. The Annual General Meeting to be held on May 28, 2014 will determine whether any dividends are to be paid.

Nature and purpose of reserves

Legal reserve

In accordance with statutory requirements in Luxembourg, the parent Company must maintain reserves not available for distribution. The parent Company is required under Luxembourg law to transfer 5% of its annual net profits to a restricted legal reserve until such reserve amounts to 10% of the subscribed share capital. Similar restrictions are applicable for some of the subsidiaries.

Retained earnings

The Luxembourg Companies Act provides that the parent Company’s own earnings, after allocation to its legal reserve and after covering losses for previous years, shall be available for distribution to shareholders.

The shareholders have the authority to declare dividends, upon the recommendation of the Board of Directors, out of retained earnings of the parent Company subject to the Luxembourg Companies Act. The Articles provide the Board of Directors with the general authority to make dividend payments in advance of shareholder approval and to fix the amount and the payment date of any such advance dividend payment. Dividends declared by the Board of Directors are subject to the approval of the shareholders at the next general meeting of shareholders.

Equity-based payments reserves

The equity-based payments reserve is used to record the value of equity-settled payments provided to certain employees, including key management personnel, as part of their remuneration package (note 15).

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of subsidiaries reporting in a non-functional currency.

Treasury shares reserve

The treasury shares reserve is used to record purchases of the Company’s own shares from the market.

Actuarial reserve

The pension reserve is used to record actuarial losses and gains on post employment benefit obligation plans (note 18).

The movement of other reserves during the year is as follows:

€ 000	Actuarial reserve	Treasury shares reserve	Other non distributable reserve	Total other reserves
As at January 1, 2013	-349	-134	28,393	27,910
Other comprehensive income for the year, net of tax	-63	—	—	-63

Total comprehensive income for the year, net of tax	-63	—	—	-63

As at December 31, 2013	-412	-134	28,393	27,847

As at January 1, 2012	39	-134	28,393	28,298
Other comprehensive income for the year, net of tax	-388	—	—	-388

Total comprehensive income for the year, net of tax	-388	—	—	-388

As at December 31, 2012	-349	-134	28,393	27,910

62	Transcom Annual Report and Accounts 2013

Note 16	Share-based payments

Long-term incentive plan 2013 (“2013 LTIP”)

The 2013-2016 LTIP was approved at the Annual General Meeting, held on 29 May 2013. This plan consists of two elements, a performance share plan (“performance element”) and a matching share award plan (“loyalty element”). This LTIP was granted to Transcom’s executives and the grant date was determined to be May 29, 2013.

The shares awarded are subject to market conditions based on the “total shareholder return”, the accumulated normalized EBIT, the average normalized EBIT and average normalized seat utilization ratio under the performance element vest over a three year period, however that entitlement to shares based on fulfilment of th EBIT related conditions may also accrue on a year-for-year basis.

The achievement of a certain level of each condition, measured at each vesting date, yields a specific percentage of shares awarded to each employee at the grant date. The loyalty element requires eligible employees to invest a certain percentage of their salary in shares of the Company on the market in order to receive potential matching shares. The shares awarded under this plan vest at the end of a three year period.

The value of the plan is apportioned equally over the total period of the plan and charged as necessary through the income statement. The expense recognized in the consolidated income statement as at December 31, 2013 with respect to 2013 LTIP amounted to €23 thousand.

Long-term incentive plan 2012 (“2012 LTIP”)

In May 2012, at the Annual General Meeting, the 2012–2015 LTIP was approved. This plan consists of two elements, a performance share plan (“performance element”) and a matching share award plan (“loyalty element”). This LTIP was granted to Transcom’s executives and the grant date was determined to be May 30, 2012.

The shares awarded under the performance element vest over a three year period, subject to market conditions based on the “total shareholder return”, the average normalized EBIT and average normalized seat utilization ratio. The achievement of a certain level of each condition, measured at each vesting date, yields a specific percentage of shares awarded to each employee at the grant date. The loyalty element requires eligible employees to invest a certain percentage of their salary in shares of the Company on the market in order to receive potential matching shares. The shares awarded under this plan vest at the end of a three year period.

The value of the plan is apportioned equally over the total period of the plan and charged as necessary through the income statement. The expense recognized in the consolidated income statement as at December 31, 2013 with respect to 2012 LTIP amounted to €83 thousand (2012: €42 thousand).

Share option agreement

In 2006, the Company granted options to key management employees and executive officers of the Company to purchase shares in the Company. The options were granted for a fixed number of shares and at a fixed exercise price that was equal to the estimated fair market value on the date of grant. Each option vests in three equal parts: the first after one year, the second after two years and the third after three years. These share options vested on June 30, 2007, June 30, 2008 and June 30, 2009, and can be exercised up to June 30, 2012.

The right to exercise the share options expired on June 30, 2012 and no shares were granted, exercised, forfeited or cancelled during 2012. Accordingly, as of December 31, 2012 and December 31, 2013, the number of share options outstanding amounted to nil.

Movements during the year

The following table illustrates the number and movements in share awards during 2013.

	LTIP 2013	LTIP 2012
Outstanding at 1 January 2013	—	1,803,612
Granted during the year*	638,509	—
Cancelled during the year	—	-300,273

Outstanding at 31 December 2013	638,509	1,503,339

*	Excluding investments made by some participants after Dec. 31, 2013 (due to regulatory requirements).
Note 17	Interest bearing liabilities

	2013	2012
Term loan – € 000	40,000	50,000
Revolving credit facility – € 000	39,000	15,000
Revolving credit facility – USD 22 000	15,952	16,674
Unamortized transaction costs	-571	-1,144

	94,381	80,530
Finance leases	60	209

Total	94,441	80,739

At December 31, 2013, the Company had a 3-year syndicated credit facility for an amount of €105 million divided into a €40 million term loan and a €55 million revolving credit facility. The interest rates are based on IBOR for non-Euro drawings and EURIBOR for Euro drawings plus margins which may vary based on the Transcom’s Consolidated Net Debt to Consolidated EBITDA ratio at the end of each quarter. The facility was due to expire on October 18, 2014. The facility was multi-currency with elements denominated in Euros. The Company was committed under this agreement to maintain a number of covenants requiring certain financial ratios to be maintained within agreed limits in order to provide sufficient security to the lender. There was no breach of these covenants during the year. The loan was unsecured.

In December 2013 the credit facility was in the process of being refinanced with the existing lenders. The new facility, which was signed on January 22, 2014, is a 3-year syndicated credit facility of €103.8 million composed of three tranches; the first being a €40 million term loan expiring on January 21, 2017; the second being a €55 million revolving credit facility expiring also on January 21, 2017; whilst the third is a term loan expiring on October 21, 2014. Similar to the previous facility, interest rates are based on IBOR and EURIBOR for Euro drawings plus margins which may vary albeit based on the Transcom’s Consolidated Gross Debt to Consolidated EBITDA ratio. The Company is also committed under this agreement to maintain certain financial ratios within agreed limits. The loan is unsecured.

As of December 31, 2013, an amount of €79 million and US$ 22 million was drawn (December 31, 2012: €65 million and US$ 22 million). The table above shows the drawn amounts in each of the currencies utilized by the Group. In addition, an equivalent of €2.5 million of the facility is utilized to cover the issuance of bank guarantees. An unused amount of €7.5 million on the revolving borrowing facility exists at December 31, 2013 (December 31, 2012: €21.7 million).

The fair value of borrowings equals their carrying amount, after unamortized transaction costs, as the interest rates are based on market rates.

The exposure of the Group’s borrowings to interest rate changes is as follows:

€ 000	2013	2012
Less than six months	7,500	81,674
Between six and twelve months	87,452	—

Total	94,952	81,674

Transcom Annual Report and Accounts 2013	63

Note 18	Employee benefit obligations

The Group has employee benefit schemes in Italy and Philippines in relation to termination indemnity and defined benefit pensions. A full actuarial valuation was carried out to December 31, 2013 by a qualified, independent actuary.

Reconciliation to the statement of financial position

	2013		2012
	Long-term rate of return expected at 31/12/13, %	Value at 31/12/13 € 000	Long-term rate of return expected at 31/12/12, %	Value at 31/12/12, € 000
Italy	—	—	—	—
Norway	—	—	2.2	1,329
Philippines	—	—	—	—

Market value of assets	—	—	—	1,329

Italy	—	2,147	—	2,069
Norway	—	—	—	2,094
Philippines	—	487	—	—

Present value of scheme liabilities	—	2,634	—	4,163

Italy	—	2,147	—	2,069
Norway	—	—	—	765
Philippines	—	487	—	—

Net scheme liability	—	2,634	—	2,834

Analysis of the amount charged to operating profit

	2013				2012
€ 000	Italy	Norway	Philippines	Total	Italy	Norway	Total
Current service cost	—	—	102	102	—	226	226

Total operating charge	—	—	102	102	—	226	226

Analysis of the amount credited to other finance costs

	2013				2012
€ 000	Italy	Norway	Philippines	Total	Italy	Norway	Total
Expected return on pension scheme assets	—	—	—	—	—	8	8
Interest on pension scheme liabilities	59	—	16	75	77	45	122

Total finance cost	59	—	16	75	77	53	130

The major assumptions used by the actuary for the calculation of the defined benefit pension scheme were:

	Italy		Norway		Philippines
%	2013	2012	2013	2012	2013
Rate of increase in salaries	2.0	2.0	—	3.3	3.0
Rate of increase in pensions in payment	—	2.0	—	—	—
Discount rate	3.8	4.3	—	2.2	6.0

The expected return on plan assets is equal to the weighted average return appropriate to each class of asset within the schemes.

Assumptions regarding future mortality experience are set in accordance with published statistics and experience in each territory.

64	Transcom Annual Report and Accounts 2013

Note 18	Employee benefit obligations (cont.)

Amount recognized in the statement of financial position – movement in deficit during the year

	2013				2012
€ 000	Italy	Norway	Philippines	Total	Italy	Norway	Total
As at January 1	2,069	765	—	2,834	1,967	447	2,414
Movement in the year
Current service cost and settlements	—	—	102	102	—	226	226
Interest cost	59	—	16	75	77	45	122
Contributions	—	—	277	277	—	-231	-231
Expected return on plan assets	—	—	—	—	—	8	8
Actuarial gains/losses	132	—	144	276	188	200	388
Benefits paid	-113	—	—	-113	-163	—	-163
Exchange difference	—	—	-52	-52	—	70	70
Cancellation*	—	-765	—	—	—	—	—

As at December 31	2,147	0	487	2,634	2,069	765	2,834

*	During 2013, the Norway defined benefit pension plan has been cancelled and replaced by a defined contribution plan.

The Italian liability would increase with €33 thousand if the discount rate would be lowered by 5%. An increase with the same percentage would lower the liability with €32 thousand. If the inflation rate assumption in Italy would increase with 0.5% the liability should be €69 thousand lower, the correspondent decrease would lower the liability with €65 thousand.

The liability in the Philippines should increase with €84 thousand if the discount rate should be lowered by 1%. An increase with the same percentage would lower the liability with €69 thousand. If the inflation rate assumption in the Philippines would increase with 1% the liability would be €82 thousand lower, the correspondent decrease would lower the liability with €69 thousand.

Note 19	Provisions

€ 000	Onerous contracts	Legal claims	Restructuring	Others	Total
As at January 1, 2013	3,161	16,246	4,901	2,769	27,077
Changes during the year
–provisions made	51	2,661	7,082	84	9,878
–provisions used	-2,187	-301	-7,756	-345	-10,589
–provisions reversed	—	-5,133	—	-4	-5,137
–reclassification	-1	-8,363	4	-829	-9,189
–disposal of business	-730	-2,552	-2,458	-1,340	-7,080
Exchange differences	-26	-78	-44	-11	-159

As at December 31, 2013	268	2,480	1,729	324	4,801

€ 000	Onerous contracts	Legal claims	Restructuring	Others	Total
As at January 1, 2012	12,209	18,575	6,869	3,341	40,994
Changes during the year
–provisions made	—	4,845	4,954	375	10,174
–provisions used	-5,110	-5,874	-6,153	-747	-17,884
–provisions reversed	-3,938	-1,300	-769	-200	-6,207

As at December 31, 2012	3,161	16,246	4,901	2,769	27,077

Analysis of total provisions:

€ 000	2013	2012
Non-current	2,225	10,518
Current	2,576	16,559

Total	4,801	27,077

Provision which are not expected to be paid within the next 12 months have been classified as non-current liabilities.

Onerous contracts

The provision of onerous contracts is related to the disposal of 2 sites in France as well as a restructuring program from 2012. During 2013 most of this provision has been used. For further information see note 25.

Legal claims

This amount represents a provision with respect to claims brought against the Group by tax authorities in different jurisdictions. During the year, a reclassification of €9.2 million has been made of which the main part has been moved to Income tax liabilities in the balance sheet.

Restructuring and others

Please see note 25 for further details.

Transcom Annual Report and Accounts 2013	65

Note 20	Other liabilities

€ 000	2013	2012
VAT payable	7,942	7,747
Liabilities to public authorities	10,288	11,462
CMS client funds	8,493	1,507
Other current liabilities	11,208	4,010

Total	37,931	24,726

Note 21	Accrued expenses and prepaid income

€ 000	2013	2012
Accrued staff related expenses	30,328	30,145
Other accrued expenses	21,183	31,400
Deferred income	415	127

Total	51,926	61,672

Note 22	Commitments and contingencies

The Group has contingent liabilities related to litigations and legal claims arising in the ordinary course of business.

The integrated worldwide nature of Transcom’s operations involves a significant level of intra-group transactions which can give rise to complexity and delays in agreeing the Group’s tax position with the various tax authorities in the jurisdictions in which the Group operates. The Group occasionally faces tax audits which, in some cases, result in disputes with tax authorities. During these tax audits, local tax authorities may question or challenge the Group’s tax positions. Disputes with tax authorities can lead to litigations in front of several courts resulting in lengthy legal proceedings.

As of December 31, 2013, there are four ongoing tax audits. Some of these tax enquiries have resulted in re-assessments, while others are still at an early stage and no re-assessment has yet been raised. Management is required to make estimates and judgments about the ultimate outcome of these investigations or litigations in determining legal provisions. Final claims or court rulings may differ from management estimates. In relation to one of these four tax audits, Transcom has received a notice of reassessment for the financial year 2008, which has been provided for. This particular audit also concerns the financial years 2009–2011. For these years, the factual circumstances are not the same as for 2008. No provision has been recorded for these years.

The Group has provided €2,375 thousand (2012: €16,246 thousand) in relation to tax risks for which management believes it is probable that there will be cash outflows.

Based on its analysis and risk assessment, management does not recognize any additional tax exposure (2012: €17,600 thousand) other than the amount provided for, to disclose. In addition to the above tax risks, the Group may be subject to other tax claims going forward for which the risk of future economic outflows is currently evaluated to be remote.

€ 000	2013	2012
Tax risks estimated with probable cash outflows and therefore provided for (note 19)	2,375	16,246
Tax risks estimated with less than probable cash outflows and therefore not provided for	—	17,600

Total tax exposure estimated by management	2,375	33,846

Guarantees

At December 31, 2013 the Group had outstanding bank guarantees for an amount of €3.6 million (2012: €13.0 million) with respect to performance and warranty guarantees mainly for the provision of services/ rental agreements. The Company is also supporting its subsidiaries through guarantees issued in the normal course of business.

66	Transcom Annual Report and Accounts 2013

Note 23	Investment in subsidiaries

Subsidiary	Country of incorporation	Domicile	2013 Capital/voting interest (%)	2012 Capital/voting interest (%)
Transcom WorldWide (Australia) Pty Ltd	Australia	Sydney	100	100
IS Forderungsmanagement GmbH	Austria	Linz	100	100
IS-Inkasso Service GmbH	Austria	Linz	100	100
Transcom WorldWide GmbH	Austria	Vienna	100	100
Transcom WorldWide Belgium S.A.	Belgium	Milmort	100	100
Transcom WorldWide (North America) Inc.	Canada	St.Catharine’s	100	100
Transcom Insurance Agency Inc.	Canada	St.Catharine’s	100	100
Transcom WorldWide Chile Limitada	Chile	Santiago de Chile	100	100
TWW Colombia SAS	Colombia	Cali	100	—
IS Inkasso Servis d.o.o.	Croatia	Osijek	100	100
Transcom WorldWide d.o.o.	Croatia	Osijek	100	100
Transcom WorldWide Czech Republic s.r.o.	Czech Republic	Praha	100	100
Transcom CMS A/S	Denmark	Albertslund	100	100
Transcom Denmark A/S	Denmark	Vordingborg	100	100
Transcom Eesti OÜ	Estonia	Tallinn	100	100
Transcom Finland OY	Finland	Helsinki	100	100
Transcom WorldWide (France) SAS*	France	Velizy Villacoublay	—	100
CIS International GmbH	Germany	Tönisvorst	100	100
IK Transcom Europe GmbH	Germany	Düsseldorf	100	100
Transcom CMS Forderungsmanagement GmbH*	Germany	Tönisvorst	—	100
Transcom WorldWide GmbH	Germany	Rostock	100	100
Transcom Halle GmbH	Germany	Halle	100	—
Transcom Rostock GmbH	Germany	Rostock	100	—
Transcom Services GmbH	Germany	Rostock	100	—
Transcom WorldWide (Hong Kong) Limited (in liquidation)	Hong Kong	Hong Kong	100	100
CEE Holding Kft.	Hungary	Budapest	100	100
Transcom Hungary Kft.	Hungary	Budapest	100	100
Transcom WorldWide SpA	Italy	Milan	100	100
SIA Transcom WorldWide Latvia	Latvia	Riga	100	100
Transcom WorldWide Vilnius UAB	Lithuania	Vilnius	100	100
Transcom WorldWide Luxembourg S.a.r.l.	Luxembourg	Howald	100	—
Transcom Europe Holding B.V.	The Netherlands	Amsterdam	100	100
Transcom WorldWide B.V.	The Netherlands	Groningen	100	100
CIS Concept AS	Norway	Oslo	100	100
Transcom Collection AS	Norway	Oslo	100	100
Transcom AS	Norway	Rolvsoy	100	100
Transcom Financial Services AS	Norway	Oslo	100	100
Transcom Norge AS	Norway	Rolvsoy	100	100
Transcom Worldwide Peru S.A.C.	Peru	Lima	100	100
NuComm International Philippines Inc. (under dissolution)	Philippines	Pasig City	100	100
Transcom WorldWide (Philippines), Inc.	Philippines	Pasig City	100	100
Transcom WorldWide (Philippines) Holding, Inc.	Philippines	Pasig City	100	100
Transcom WorldWide CMS Poland Sp. z o.o.	Poland	Wroclaw	100	100
Kancelaria Prawna Transcom Jolanta Żmijewska – Siadak sp. k.	Poland	Olsztyn	100	100
Transcom WorldWide Poland Sp. z o.o.	Poland	Olsztyn	100	100

Transcom Annual Report and Accounts 2013	67

Note 23	Investment in subsidiaries (cont.)

Subsidiary	Country of incorporation	Domicile	2013 Capital/voting interest (%)	2012 Capital/voting interest (%)
TWW Serviços de Helpline e de Atendimento Telefónico Lda	Portugal	Vila Nova de Famalicão	100	100
Transcom WorldWide Slovakia s.r.o.	Slovakia	Bratislava	100	100
Transcom WorldWide Spain S.L.U.	Spain	Madrid	100	100
Transcom Worldwide Global S.L.	Spain	Madrid	100	100
Stockholms Tolkförmedling AB	Sweden	Stockholm	100	100
Tolk- och språktjänst i Östergötland AB	Sweden	Norrköping	100	100
Transcom AB	Sweden	Karlskoga	100	100
Transcom Credit Management Services AB	Sweden	Karlskoga	100	100
Transvoice Sweden AB	Sweden	Karlskoga	100	100
Transcom WorldWide AB	Sweden	Stockholm	100	—
IS Inkasso Service GmbH	Switzerland	Rheineck	100	100
Transcom WorldWide AG	Switzerland	Zurich	100	100
Transcom WorldWide Tunisie Sarl	Tunisia	Tunis	100	100
Top Up Mortgages Limited**	United Kingdom	St Albans, Herts	100	100
Transcom WorldWide (UK) Limited**	United Kingdom	St Albans, Herts	100	100
Newman & Company Limited**	United Kingdom	Leeds	100	100
Cloud 10 Corp	United States	Denver	100	100
Transcom WorldWide (US) Inc.	United States	Delaware	100	100

*	In 2013, the French subsidiary Transcom WorldWide France SAS was deconsolidated and the German subsidiary Transcom CMS Forderungsmanagement GmbH, was disposed. For further information, see note 25.
**	The subsidiaries in United Kingdom are exempt from the requirements of the Companies Act 2006 relating to the audits of its respectively individual accounts.

Note 24	Financial instrument risk management objectives and policies

Like other businesses internationally operating, the Group is exposed to risks related to foreign exchange, interest rates and counterparties. This note describes the Group’s objectives, policies and processes for managing these risks and the methods used to measure them. Further quantitative information with respect to these risks is presented throughout the financial statements.

The Group’s principal financial liabilities comprise of bank loans, trade and other payables and accruals and deferred income. The main purpose of these instruments is to raise finance for the Group’s operations. The Group has various financial assets consisting of trade and other receivables, prepayments and accrued income and cash and short term deposits which arise directly from its operations.

The main risks arising from the Group’s financial instruments are liquidity risk, credit/counterparty risk, foreign currency risk, and interest rate risk. The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below. Unless stated in this note, there have been no substantive changes from the previous period in the Group’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks, or the methods used to measure them.

Management controls and procedures

The Board has overall responsibility for the determination of the Group’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible, without unduly affecting the Group’s competitiveness and flexibility. It has delegated the authority for designing and operating the associated processes to the Group’s treasury department. As such, the Group’s liquidity, credit/counterparty, foreign exchange and interest rate risks are managed by the Group’s treasury department under policies approved by the Board of Directors. Further details regarding these policies are set out below.

Risk exposures are monitored and reported to management on a quarterly basis, together with required actions when tolerance limits are exceeded.

For the presentation of market risks, IFRS 7 requires sensitivity analysis that shows the effects of hypothetical changes of relevant risk variables on the income statement and shareholders’ equity. Transcom is exposed to liquidity risk and interest rate risk, the periodic effects of which are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date (cf below). It is assumed that the balance at the reporting date is representative for the year as a whole.

Interest rate risk

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s revolving credit facility.

The interest is calculated on each loan under the facility agreement for each term as the aggregate of the Interbank offered rate (IBOR), plus a margin calculated on the basis of consolidated total net debt to consolidated EBITDA. As old loans expire and are replaced with new ones, the new interest rates may increase due to external or internal conditions, thereby increasing financial costs for the Group.

Interest rate risk is not hedged today, either through derivative financial instruments or otherwise.

68	Transcom Annual Report and Accounts 2013

Note 24	Financial instrument risk management objectives and policies (cont.)

The following table demonstrates the sensitivity to a possible change in interest rates, with all other variables held constant, of the Group’s profit before tax (through the impact on floating rate borrowings). There is no impact on the Group’s equity.

		2013	2012
	Increase/ decrease in basis points	Effect on profit before tax	Effect on profit before tax
Euro	10	-80	-65
US Dollar	10	-16	-17
Euro	-10	80	65
US Dollar	-10	16	17

Foreign exchange rates

Exchange rates is the risk that fluctuations in exchange rates will negatively affect the Group’s income statement, balance sheet and/or cash flows. The most important currencies for Transcom Group, other than euro (EUR), are US Dollar, Swedish Krona, Norwegian Krona and Great Britain Pound. The following exchange rates have been used to translate transactions in foreign currency in the financial accounts:

Foreign exchange rates

	2013		2012
Currency	Average rate	Closing rate	Average rate	Closing rate
US Dollar	1.33	1.38	1.29	1.32
Swedish Krona	8.66	8.86	8.68	8.58
Norwegian Krona	7.82	8.36	7.46	7.35
Great Britain Pound	0.85	0.83	0.81	0.82

Due to its activities in a large number of countries and currencies, the Group is subject to foreign exchange risks of two different types.

The first type of risk, transactional risk, may occur when the Group invoices clients in one currency and must pay its costs in another currency. Foreign exchange variations may lead to unexpected volatility of margins and deterioration or improvement of profitability and cash flow at the entity level. The Group seeks to minimise these movements by matching the currency of revenue with the currency of costs where possible, by negotiating pricing adjustments and/or indexation of contracts to foreign exchange rates, and by implementing hedging instruments on a case-by-case basis, under close supervision of the Board and Audit Committee. At closing of the 2013 and 2012 accounts, no hedging instruments are in place.

The second type of risk, translation risk, results from the conversion of assets, liabilities, revenues and costs denominated in non-reporting currencies, into the Group reporting currency, which is the Euro. In 2013, 54% (2012: 54%) of the Group’s sales were denominated in currencies other than the presentation currency of the Group. The Board has decided not to hedge these exposures as they do not constitute a direct cash flow exposure.

The following table demonstrates the sensitivity of translation and transaction risks to a reasonably possible change in the currencies the Group is most exposed to, with all other variables held constant, of the Group’s operating profit/loss and the impact on the profit/loss for the year. Exposures in other currencies have an immaterial impact.

		2013		2012
	Increase/ decrease in Euro rate	Effect on Operating profit/loss	Effect on profit/ loss for the year	Effect on Operating profit/loss	Effect on profit/ loss for the year
US Dollar	10%	-252	889	131	-300
Swedish Krona	10%	-1,095	953	571	560
Norwegian Krona	10%	26	156	21	100
Great Britain Pound	10%	11	245	-125	-250
US Dollar	-10%	252	-889	-196	450
Swedish Krona	-10%	1,095	-953	-856	-840
Norwegian Krona	-10%	-26	-156	-32	-150
Great Britain Pound	-10%	-11	-245	187	375

Credit / Counterparty risk

With respect to credit risk arising from the financial assets of the Group, which comprise balances from credit sales and cash and cash equivalents, the Group’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying value of these instruments.

Prior to accepting new accounts and wherever practicable, credit checks are performed using a reputable external source. Credit risk is reviewed monthly by senior management based on the aged debt reports, and corrective action is taken if pre-agreed limits are exceeded. Bank counterparty risk is mitigated by concentrating the Group’s cash management activity and cash balances with a limited number of top tier banks in each of the Group’s regions.

The risk of default of a Client is considered to be limited based on historical default rates, credit checks and the fact that the Group deals with only a limited number of Clients. However, if needed, appropriate provisions are made in accordance with Group policy.

Further analysis on gross trade debtors, provisions and ageing of net trade debtors are provided in note 12. The maximum exposure to credit risk is represented by the carrying amount of each financial asset on the statement of financial position.

Liquidity risk

Liquidity risk arises from the Group’s management of its working capital as well as the finance charges and principal repayments on its debt instruments. In essence, it is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due.

The Group monitors this risk using a consolidated cash flow model in order to identify peaks and needs in liquidity and identify benefits which can be attained by controlled placement and utilization of available funds.

A significant mitigating factor of the Group’s liquidity risk is the unused proportion of the Revolving Credit facility agreement as disclosed in note 17, as well as other financing sources which may be implemented from time to time by the Group. The unused proportion of the Credit Facility as at December 31, 2013 was €7,5 million (December 31, 2012: €22,7 million).

Transcom Annual Report and Accounts 2013	69

Note 24	Financial instrument risk management objectives and policies (cont.)

The table below summarizes the maturity profile of the Group’s financial assets and liabilities based on contractual undiscounted payments:

			2013
€ 000	<1 year	1–5 years	Carrying amount	Fair value
Financial assets:
Other receivables	—	1,143	1,143	1,143

Total non-current		1,143	1,143	1,143

Trade and other receivables	98,557	—	98,557	98,557
Other receivables incl. accrued income	38,659	—	38,659	38,659
Cash and cash equivalents	58,362	—	58,362	58,362

Total current financial assets	195,578	—	195,578	195,578

Total financial assets	195,578	1,143	196,721	196,721

Financial liabilities:
Interest-bearing liabilities	—	16	16	16

Total non-current liabilities	—	16	16	16

Interest-bearing liabilities	94,425	—	94,425	94,425
Trade payables	25,562	—	25,562	25,562
Other liabilities incl. accrued expenses	69,893	—	69,893	69,893

Total current financial liabilities	189,880	—	189,880	189,880

Total financial liabilities	189,880	16	189,896	189,896

			2012
€ 000	<1 year	1–5 years	Carrying amount	Fair value
Financial assets:
Other receivables	—	1,350	1,350	1,350

Total non-current	—	1,350	1,350	1,350

Trade and other receivables	89,827	—	89,827	89,827
Other receivables incl. accrued income	56,981	—	56,981	56,981
Cash and cash equivalents	42,600	—	42,600	42,600

Total current financial assets	189,408	0	189,408	189,408

Total financial assets	189,408	1,350	190,758	190,758

Financial liabilities:
Interest-bearing liabilities	—	70,572	70,572	70,572

Total non-current liabilities	—	70,572	70,572	70,572

Interest-bearing liabilities	10,167	—	10,167	10,167
Trade payables	23,123	—	23,123	23,123
Other liabilities incl. accrued expenses	62,055	—	62,055	62,055

Total current financial liabilities	95,345	—	95,345	95,345

Total financial liabilities	95,345	70,572	165,917	165,917

Capital management The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years ended December 31, 2013 and December 31, 2012.

The Group monitors capital using a return on capital employed ratio, which is profit before interest, tax and amortization divided by total assets less current liabilities. The Group’s policy is to ensure that the ratio follows predicted patterns based on previous year’s results, and is in accordance with forecasted results.

The table below summarizes the ratio as at December 31, 2013 and December 31, 2012.

€ 000	2013	2012
Profit/loss before interest, tax and amortization	18,498	6,901
Total assets	345,617	358,132
Current liabilities	-222,229	-138,465

Capital employed	123,388	219,667

Return on capital employed	14,99%	3,14%

70	Transcom Annual Report and Accounts 2013

Note 25	Significant disposals and restructuring

€ 000	Germany	France	Belgium	Total
Consideration received	9,000	—	650	9,650

Goodwill	-5,889	—	—	-5,889
Intangible assets		-9	—	-9
Property, plant and equipment	-485	-163	-68	-716
Investments	-212		—	-212
Receivables	-3,360	-2,011	-28	-5,399
Cash and cash equivalents	-1,405	-1,483	—	-2,888
Provisions	379	6,701	—	7,080
Other liabilities	2,874	6,191	—	9,065

Net carrying value of assets and liabilities disposed	-8,098	9,226	-96	1,032

Write-off of intercompany balances	—	-3,267	—	-3,267
Transaction costs	-1,981	—	-306	-2,287

Net capital gain/loss	-1,079	5,959	248	5,128

Consideration received	9,000	—	650	9,650
Cash and cash equivalents disposed	-1,405	-1,483	—	-2,888
Transaction costs	-1,981	—	-306	-2,287

Net cash flow from disposal of subsidiary	5,614	-1,483	344	4,475

On December 30 of 2013, Transcom announced the closing of the divestment of its German CMS company Transcom CMS Forderungsmanagement GmbH. The company had a turnover of €9.0 million in 2012. The disposal resulted in a loss amounting to €1.1 million.

In 2010, Transcom’s Board of Directors approved the disposal of two French sites located in Roanne and Tulle. In April and June 2011, Transcom entered into a definitive agreement to divest these sites and transfered ownership of the site and its business. In August 2013, Transcom signed a €5.3 million settlement agreement, releasing the company from any further liabilities with respect to the liquidation of its former loss-making French subsidiary.

In the third quarter, Transcom divested its operations in Belgium. The contribution of Transcom’s former Belgian entity to Group results is not material. In the fiscal year 2012, this entity reported revenues amounting to €4.2 million.

Restructuring programs – 2013 and 2012

During the first quarter of 2013, the Group recorded €6.0 million in restructuring costs. These costs are mainly related to the settlement agreement connected with the closure of Transcom’s former subsidiary in France, Transcom Worldwide (France) S.A.S. as well as the movement of Transcoms Head office from Luxembourg to Sweden.

During the fourth quarter of 2013, restructuring costs amounting to €1.0 million was recorded for the closure of the Norrköping site in Sweden and the Valdivia site in Chile.

During the second quarter of 2012, four sites in North America were closed and capacity was transferred to the Philippines. The cost to close these sites amounted to €5,270 thousand, out of which restructuring costs amounted to €3,699 thousand, other non-recurring costs amounted to €959 thousand and €612 thousand corresponded to write offs of tangible assets.

During the fourth quarter of 2012, the Group launched a restructuring program aiming at reorganizing central support teams. This program consisted of restructuring and non-recurring costs amounting to €1,870 thousand, of which restructuring costs amounted to €1,255 thousand and non-recurring costs amounted to €615 thousand.

Note 26	Critical accounting estimates and judgements

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a) Deferred tax assets

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits. The carrying value of recognized deferred tax assets as at December 31, 2013 was €4,784 thousand (2012: €3,540 thousand) (note 8).

(b) Provisions for bad and doubtful debts

The Group continually monitors provisions for bad and doubtful debts; however a significant level of judgment is required by management to determine appropriate amounts to be provided. Management reviews and ascertains each debt individually based upon knowledge of the client, knowledge of the sector and other economic factors, and calculates an appropriate provision considering the time that a debt has remained overdue. At December 31, 2013, the provision for bad and doubtful debts was €1,135 thousand (2012: €1,785 thousand) (note 12).

(c) Impairment of goodwill and intangible assets

The Company annually evaluates the carrying value of goodwill for potential impairment by comparing projected discounted cash flows (using a suitable discount rate) associated with such assets to the related carrying value. An impairment test is also carried out should events or circumstances change which may indicate that there may be need for impairment. An impairment loss would be recognized when the estimated future discounted cash flow generated by the asset is less than the carrying amount of the asset. An impairment loss would be measured as the amount by which the carrying value of the asset exceeds the recoverable amount.

The Group performed its annual impairment test of goodwill as at December 31, 2013. Please refer to note 10 for further details. In the year ended December 31, 2013, an impairment loss was recorded in connection with goodwill for an amount of €21,125 thousand (2012: €14,729 thousand), other intangible assets € nil (2012: €5,912 thousand). Changes in the assumptions and estimates used may have a significant effect on the income statement and statement of financial position. Please see note 10 for a sensitivity analysis of some of the assumptions made.

(d) Pension assumptions

The liabilities of the defined benefit pension schemes operated by the Group are determined using methods relying on actuarial assumptions and estimates. Details of the key assumptions are set out in note 18. The Group takes advice from independent actuaries relating to the appropriateness of the assumptions. Changes in the assumptions and estimates used may have a significant effect on the income statement, statement of financial position and other comprehensive income.

Transcom Annual Report and Accounts 2013	71

Note 26	Critical accounting estimates and judgements (cont.)

(e) Provisions

The Group recognizes a provision where there is a present obligation from a past event, a transfer of economic benefits is probable and the amount of costs of the transfer can be estimated reliably. The Group reviews outstanding legal cases following developments in the legal proceedings and at each reporting date, in order to assess the need for provisions and disclosures in its financial statements. Among the factors considered in making decisions on provisions are the nature of litigation, claim or assessment, the legal process and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including the progress after the date of the financial statements but before those statements are issued), the opinions or views of legal advisers, experience on similar cases and any decision of the Group’s management as to how it will respond to the litigation, claim or assessment.

(f) Share-based payments

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 16.

Note 27	Related party transactions

Investment AB Kinnevik and subsidiaries are significant shareholders of the Group as well as Tele2 group, MTG group. Accordingly, these companies have been regarded as related parties to Transcom. Business relations between Transcom and all closely related parties are subject to commercial terms and conditions.

€ 000	2013	2012
Revenues
Tele2 companies	104,917	104,372
MTG Group companies	15,721	3,065
Others	209	—

Operating expenses
Tele2 companies	-1,566	-574
MTG Group companies	—	-12
Others	-303	—

Trade receivables
Tele2 companies	17,959	18,548
MTG Group companies	865	481
Others	223	—

Trade payables
Tele2 companies	-123	-241
MTG Group companies	—	—
Others	-241	—
Note 28	Events after the reporting period

Transcom has renegotiated its existing Revolving Credit Facility, which was due to expire in October 2014. An agreement, coming into effect on January 29, 2014, has been reached with all existing lenders, to implement a new €103.8 million three-year facility to replace the existing one. The new facility is composed of a €40.0 million term loan with partial amortization starting in 2015, as well as a €55.0 million multi-currency revolving credit facility, and an €8.8 million short-term facility.

The implementation of the new loan agreement does not lead to the extinguishment of the previous loan, under IAS 39.

Transcom’s CMS operation in the United Kingdom will form part of the company’s Central & South Europe region, effective January 1, 2014.

72	Transcom Annual Report and Accounts 2013

Independent auditor’s report

To the Shareholders of

Transcom WorldWide S.A.

45, rue des Scillas

L-2529 Howald

Luxembourg

Report on the consolidated financial statements

Following our appointment by the General Meeting of the Shareholders dated 29 May 2013, we have audited the accompanying consolidated financial statements of Transcom WorldWide S.A., which comprise the consolidated statement of financial position as at 31 December 2013, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Board of Directors’ responsibility for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and for such internal control as the Board of Directors determines is necessary to enable the preparation and presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Responsibility of the “réviseur d’entreprises agréé”

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the judgement of the “réviseur d’entreprises agréé”, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the “réviseur d’entreprises agréé” considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Transcom WorldWide S.A. as of 31 December 2013, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Report on other legal and regulatory requirements

The consolidated directors’ report (pages 39–41), which is the responsibility of the Board of Directors, is consistent with the consolidated financial statements. The accompanying corporate governance statement, which is the responsibility of the Board of Directors, is consistent with the consolidated financial statements and includes the information required by the law with respect to the corporate governance statement (pages 27–33).

Ernst & Young

Société anonyme

Cabinet de révision agréé

Olivier LEMAIRE

Luxembourg, 10 April 2014

Transcom Annual Report and Accounts 2013	73